As filed with the Securities and Exchange Commission on October 29, 1997
                                            Registration No. 333-
-----------------------------------------------------------------------------
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                              FORM S-3
                       REGISTRATION STATEMENT
                               UNDER
                     THE SECURITIES ACT OF 1933

                           TECHDYNE, INC.
        (Exact name of registrant as specified in its charter)

            Florida                                   59-1709103
---------------------------------        ------------------------------------
  (State or other jurisdiction           (I.R.S. Employer Identification No.)
of incorporation or organization)

    2230 West 77th Street                  JOSEPH VERGA, Sr. Vice President,
   Hialeah, Florida 33016                       Secretary and Treasurer
       (305) 556-9210                            2230 West 77th Street
                                                 Hialeah, Florida 33016
                                                     (305) 556-9210

(Address, including zip code and          (Name, address, including zip code
  telephone number, including area          and telephone number, including
  code, of registrant's principal           area code, of agent for service)
  executive offices)

    It is requested that copies of notices and communications be sent to:
                           LAWRENCE E. JAFFE, ESQ.
                             777 Terrace Avenue
                       Hasbrouck Heights, N.J. 07604

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as deter-mined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.
              ----
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.
                                                         ----
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                                       ----
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                ----
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.
                               ----

                    CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------
                                                   Proposed
   Title of                        Proposed         maximum
 each class of       Amount        maximum         aggregate     Amount of
 securities to        to be     offering price     offering     registration
 be registered     registered    per unit (1)      price (1)        fee
-----------------------------------------------------------------------------
 Common Stock,
 $.01 par value    300,000 (1)       $3.51        $1,053,000       $319
-----------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). Represents the Company's Common Stock offered by the Selling Shareholder.

                             ---------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registra-tion statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities of such State.

            Preliminary Prospectus Dated October 29, 1997
                       Subject to Completion

                            TECHDYNE, INC.

                  300,000 Shares of Common Stock

                           ($.01 par value)

     The 300,000 shares of Common Stock (the "Shares") of Techdyne, Inc. (the "Company") are being offered by Patricia A. Crossley (the "Selling Shareholder"), the sole shareholder of Lytton Incorporated ("Lytton") who received them as part of the consideration in the recent acquisition by the Company of Lytton on July 31, 1997. See "Business - Recent Acqui-sition." The Shares are being offered by the Selling Shareholder for sale from time to time in the over-the-counter market or in negotiated trans-actions or otherwise at the then prevailing market prices or other negotiated prices. Proceeds from the sale of the Shares by the Selling Shareholder are payable to her. See "Use of Proceeds."

     The Common Stock is listed for trading on the Nasdaq National Market under the symbol "TCDN." The high and low quotations as reported by Nasdaq on October 28, 1997 for the Common Stock were $3.63 and $3.38, respectively. Medicore, Inc., the parent of the Company (the "Parent"), currently owns approximately 59% of the Company's outstanding Common Stock (70% upon in-clusion of a demand convertible promissory Company note (the "Techdyne Note") held by the Parent). See Risk Factor No. 5 under "Risk Factors Relating to the Securities and the Offering."

     All expenses of this offering, other than the Selling Shareholder's commissions and counsel fees, are being paid by the Company.

                            ---------------

   THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVESTMENT THEREIN INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER
        CAREFULLY THE DISCUSSION UNDER "RISK FACTORS." SEE PAGE 5.

                            ---------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS ANY REPRESENTATION
                 TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ---------------

            The date of this Prospectus is October 29, 1997.

                        AVAILABLE INFORMATION

     The Company and its Parent are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith each files reports and other information with the Securities and Exchange Commission (the "Commission"). Information concerning the Company and its Parent, and their respective directors and officers, their remunera-tion and options granted to them, their principal holders of securities and any material interests of such persons in transactions with them, as of particular dates, is set forth in information and proxy statements and annual reports distributed to security holders and filed with the Commission and with Nasdaq. Such reports, proxy statements and other information may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission, Region 1, Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048 and Region 3, Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The Commission also maintains a Web site that contains reports, proxy and information regarding registrants that file electronically with the Commission at http://www.sec.gov. Copies of all or any part of such materials may be obtained upon payment of fees prescribed by the Commission from the Public Reference Section of the Commission at its principal office in Washington, D.C., and its regional offices as set forth above. Such reports, information and proxy statements and other information may also be inspected at the offices of the Nasdaq National Market, 1735 K Street, NW, Washington, D.C. 20549.

     The Company has filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a registration statement under the Securities Act of 1933 (the "Securities Act"), with respect to the Shares offered hereby. This Prospectus does not contain all the information set forth in the registration statement, certain items of which are contained in schedules and exhibits to the registration statement as permitted by the rules and regulations of the Commission. For further information, reference is hereby made to the registration statement, including the schedules and exhibits filed as a part thereof; which may be obtained from the Commission upon payment of the fees prescribed by the Commission.


            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission are hereby incorporated by reference:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996 ("1996 Form 10-K");
     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 ("March 1997 Form 10-Q");
     3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 ("June 1997 Form 10-Q") (the March and June Forms 10-Q are collectively referred to as "1997 Forms 10-Q");
     4. The Company's Current Report on Form 8-K dated August 12, 1997, as amended by Form 8-K/A#1 dated October 3, 1997 (collectively "Form 8-K"); and
     5. The Company's Information Statement for Annual Meeting of Share-holders, June 11, 1997, dated May 2, 1997 (the "Information Statement").

     All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares covered by this Prospectus hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated by reference in this Prospectus, other than exhibits to any such document. Requests for such documents should be directed to Techdyne, Inc., 2230 West 77th Street, Hialeah, Florida 33016,
Attention: Joseph Verga, Vice President, Secretary and Treasurer, telephone number (305) 556-9210; or Techdyne, Inc., 777 Terrace Avenue, Hasbrouck Heights, New Jersey 07604, Attention: Lawrence E. Jaffe, telephone number
(201) 288-8220.

                           PROSPECTUS SUMMARY

     This summary is qualified in its entirety by the detailed information and financial statements and notes thereto appearing elsewhere or incor-porated by reference in this Prospectus.


                              The Company

     Techdyne, Inc. (the "Company") is an international contract manufacturer of electronic and electro-mechanical products, primarily manufactured to customer specifications and designed for original equipment manufacturers ("OEMs") and distributors in the data processing, telecommunications instrumentation and food preparation equipment industries. Custom-designed products primarily include conventional and molded cables, wire harnesses, printed circuit boards ("PCBs") and electro-mechanical assemblies. On July 31, 1997 the Company completed the acquisition of Lytton, an Ohio based electronics manufacturer and assembler of printed circuit boards and other electronic products. The Lytton acquisition expanded the Company's customer base, broadened its product line, enhanced its manufacturing capabilities and provided a new geographic area to better serve the continued existing customer base with opportunities to attract new customers. See "Business - Recent Acquisition."

     The Company custom designs and assembles primarily for original equipment manufacturers ("OEMs") over 1,000 components and finished products for approximately 120 accounts. For the six months ended June 30, 1997, approximately 75% of the Company's sales were domestic and 25% were effected by the Company's wholly owned subsidiary, Techdyne (Scotland) in the European market and to a limited extent in the Middle East.
The Company has one other Scottish subsidiary, Techdyne Livingston Limited. See "Business - Foreign Operations." Unless otherwise noted, Techdyne and its subsidiaries shall be referred to collectively as the "Company."

     Included among its customers are several Fortune 500 companies. For the year ended December 31, 1996, approximately 73% of the Company's sales were made to numerous locations of four major customers, Compaq Corporation ("Compaq") (35%), IBM (18%), EMC and its related suppliers (12%), and Motorola Corp. ("Motorola") (9%). For the six months ended June 30, 1997 approximately 69% of the Company's sales were made to numerous locations of four major customers, including three which generated in excess of 10% of sales, Compaq (13%), IBM (29%), and EMC and its related suppliers (17%). Lytton obtained approximately 53% of its sales revenues for each of the last three years from Hobart Corporation, a division of Premark Inter-national ("Hobart Corporation"). The loss or substantially reduced sales to any major customer, as has occurred with Compaq in Europe commencing in the third Quarter of 1996, would have an adverse effect on the Company's operations. See "Management's Discussion and Analysis of Financial Con-dition and Results of Operations." Services and products are marketed through an in-house marketing staff of 17 persons, in conjunction with approximately 35 independent manufacturers' sales representatives, and through trade shows and brochures.

     The Company leases approximately 145,000 square feet of space for offices, manufacturing and warehousing in the United States located in Florida, Massachusetts, Texas and Ohio. Its overseas operations in Livingston, Scotland, consist of a 31,000 square foot facility. See "Business-Property." The Company employs approximately 421 full-time people of which approximately 118 are employed at Techdyne (Scotland).

     Consolidated revenues decreased approximately $76,000 (1%) for the six months ended June 30, 1997 compared to the same period of the preceding year which included an increase in sales revenues of $70,000 (1%)
for the six months ended June 30, 1997 compared to the same period of the preceding year. Domestic sales revenues increased $3,695,000 (61%) and European-based sales revenues decreased $3,625,000 (53%) compared to the same period of the preceding year. The backlog for the Company at June 30, 1997 was approximately $6,276,000. See "Business - Backlog" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Management's strategy is to expand marketing and sales activities, establishing additional satellite manufacturing facilities to better serve customers throughout the United States, and develop new products for the ever increasing high technology industries in which the Company is involved.

     The Company was incorporated in Florida in 1976 originally under the name DAK Industries, Incorporated. It was acquired by its Parent in 1982 and completed a public offering in 1985. The Parent, a Nasdaq National Market company, owns approximately 59% of the Company's Common Stock (approximately 70% upon conversion of the Techdyne Note). See "Security Ownership of Certain Beneficial Owners and Management" of the Company's Information Statement which is incorporated herein by reference and "Certain Relations and Related Transactions." The Company established its European operations in 1987 through its subsidiary, Techdyne (Scotland) which is engaged in similar operations as the Company for the European and Middle Eastern markets.

     The Company's executive offices are located at 2230 West 77th Street, Hialeah, Florida 33016. The Company's telephone number is (305) 556-9210.

                                The Offering

Common Stock:

     Offered                  300,000

     Outstanding              4,635,167 (1)

Trading Symbol

     Nasdaq National Market
       Common Stock           TCDN

Use of Proceeds               The Company will not receive any proceeds from
                              the sale of the Shares by the Selling Share-holder. See "Use of Proceeds."


(1) Includes the Selling Shareholder's Shares hereby being offered. Does not include (i) 185,000 shares of Common Stock reserved for issuance under the 1994 Stock Option Plan (the "1994 Plan"); (ii) 142,500 shares of Common Stock reserved for issuance under a 1995 grant of options to the directors of the Company; (iii) 10,000 shares of Common Stock reserved for issuance under an option granted to counsel (see "Legal Matters"); (iv) approximately 1,787,400 shares of Common Stock reserved for issuance under the Techdyne Note; (v) 959,152 shares of Common Stock reserved for issuance upon exercise of the Warrants; (vi) 200,000 shares of Common Stock reserved for issuance under the Representative's Purchase Warrant and the Warrants contained therein; and (vii) 500,000 shares of Common Stock reserved for issuance under the 1997 Stock Option Plan (the "1997 Plan"). See "Description of Securities."

Dividends                     The Company's board of directors determines
                              the timing and amount of dividends; no
                              dividends have been paid to date; future dividends, if any, will depend, among other things, upon the Company's future earnings, capital requirements and financial condition.
                              See "Dividend Policy."

Price Range of Securities     Common Stock at October 28, 1997 closed at
                              $3.50.  See "Market for the Company's
                              Securities."


Risk Factors                  Investment in these securities involves a
                              high degree of risk.  See "Risk Factors."


               Summary Consolidated Financial Information

     The summary consolidated financial information set forth below is derived from the more detailed consolidated financial statements and notes thereto appearing elsewhere in this Prospectus or incorporated herein by reference. The pro forma unaudited summary consolidated condensed financial statements present the pro forma financial position at June 30, 1997 for the Company combined with Lytton, and the pro forma results of operations for the six months then ended, along with the pro forma results of operations for the year ended December 31, 1996. These pro forma financial statements give effect to the acquisition of Lytton by the Company as if such acquisition had occurred at the beginning of each period for purposes of the summary condensed consolidated statements of income and as if such acquisition had occurred at the end of the period for purposes of the summary condensed consolidated balance sheet.

     The pro forma results of operations for the year ended December 31, 1996, are based on the Company's results of operations for its fiscal year ended December 31, 1996 and Lytton's results of operations for its fiscal year ended March 31, 1997. As a result of the Company and Lytton having different year ends, Lytton's results of operations for the three months ended March 31, 1997 which included sales of $4,605,000, total revenues of $4,608,000 and net income of $219,000 were used when preparing the summary pro forma consolidated condensed statements of income for both the six months ended June 30, 1997 and the year ended December 31, 1996.

     The pro forma unaudited summary condensed financial statements do not purport to represent what the Company's actual results of operations would have been had the acquisition occurred at the beginning of the periods and may not be indicative of the Company's financial position or operating results for any future periods. All summary consolidated financial information together with the pro forma unaudited summary consolidated condensed financial statements should be read in conjunction with the consolidated financial statements of the Company and the notes contained elsewhere in this Prospectus or incorporated herein by reference, particu-larly with the Company's Consolidated Financial Statements and the Notes thereto for the year ended December 31, 1996, along with Management's Discussion and Analysis of Financial Condition and Results of Operations, which are all included in the Company's 1996 Form 10-K and the Company's Condensed Consolidated Financial Statements and the Notes thereto for the six months ended June 30, 1997 along with Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included in the Company's 1997 Forms 10-Q and can be read in conjunction with Lytton's audited Financial Statements and the Notes thereto and unaudited Interim Financial Statements and the Notes thereto included in the Form 8-K incorporated herein by reference.


(In thousands, except per share data)


Operating Results:       Six Months Ended June 30,                   Fiscal Year Ended December 31,
                      -----------------------------   ----------------------------------------------------------
                                 Adjusted                        Adjusted
                                 Pro Forma                       Pro Forma
                          1997      1997      1996       1996      1996      1995      1994      1993      1992
                          ----      ----      ----       ----      ----      ----      ----      ----      ----
                                (Unaudited)                     (Unaudited)

Revenues              $  13,061 $  22,277 $  13,137  $  24,434 $  41,184 $  30,424 $  20,536 $  15,288 $  15,566
Net income (loss)           605       891       519        743     1,080     1,315       719         1      (776)
Net income per
  share (1)                 .13       .18       .11        .16       .21       .38       .24      ----      (.26)
Weighted average
 shares outstanding
 and equivalents      4,870,629 5,170,629 4,695,930  4,769,320 5,069,320 3,466,139 3,042,910 3,042,910 3,042,910


                                     June 30, 1997
                                  --------------------
                                             Adjusted
                                  Actual     Pro Forma
                                  ------     ---------
    Balance Sheet Data:              (unaudited)

    Working capital              $ 7,463      $ 6,016
    Total assets                  14,276       22,435
    Long-term debt (2)             4,178        5,010
    Total liabilities              8,426       15,554
    Accumulated deficit           (1,926)      (1,926)
    Shareholders' equity           5,850        6,881

(1) The information in this table has been retroactively restated to reflect a 5-for-3 stock split in the Common Stock in June, 1994.

(2) Includes advances from Parent.

                             RISK FACTORS


     THE SHARES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. BEFORE MAKING AN INVESTMENT IN THE COMPANY, PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREIN SHOULD GIVE CAREFUL CONSIDERATION TO THE FOLLOWING RISK FACTORS AFFECTING THE BUSINESS OF THE COMPANY AND ITS SECURITIES, TOGETHER WITH OTHER INFORMATION IN THIS PROSPECTUS.


Risk Factors Relating to the Business of the Company

1. Dependence on Major Customers. The Company's future sales are dependent on the success of its customers, some of which operate in businesses associated with rapid technological change, vigorous competition, short product life cycles and pricing and margin pressures. Additionally, certain of the industries served by the Company are subject to economic cycles and have in the past experienced, and are likely in the future to experience, recessionary periods. Developments adverse to the Company's major customers or their products could have an adverse effect on the Company. A variety of conditions, both specific to each individual customer and generally affecting each customer's industry, may cause customers to cancel, reduce or delay purchase orders and commitments without penalty, except for payment for services rendered, materials purchased and, in certain circumstances, charges associated with such cancellation, reduction or delay. Approximately 69% of the Company's sales for the six months ended June 30, 1997 were to four customers. Of this, a substantial portion is with divisions of three major customers, Compaq (13%), IBM (29%) and EMC (17%). Of Lytton's sales approximately 53% for each of the last three years were derived from Hobart Corporation. The loss of, or substantially reduced sales to any of these customers, as has occurred with Compaq in Europe commencing in the third quarter of 1996, would have an adverse effect on the Company's operations. No assurance can be given that such customers will continue to use the Company for the design and manufacture of their products. There are no long-term contracts with any customers. Substantially all of the Company's sales and reorders are subject to competitive bids. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business - Marketing and Sales."

2. Secured Loans-Existence of Liens on Significant Portion of Assets. A significant portion of the Company's assets have been pledged as collateral to secure several bank loans. The significant financing provides for a $2,500,000 line of credit, due on demand, secured by the Company's accounts receivable, inventory, furniture, fixtures and intangible assets, bearing interest at the bank's prime rate plus .75%. In conjunction with the Company's acquisition of Lytton on July 31, 1997, the line of credit was fully drawn upon. A $712,500 term loan which had a balance of $678,000 at June 30, 1997 is secured by two buildings and land owned by the Parent. The second term loan for $200,000, which had a balance of $147,000 at June 30, 1997, is secured by the Company's tangible personal property, goods and equipment. The Parent has guaranteed these loans and has subordinated $2,500,000 due from the Company, provided that the Company may make payments to the Parent on this subordinated debt from funds from the Company's security offering and from earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 to "Notes to Consolidated Financial Statements" to the 1996 Form 10-K. The Company was in default of certain financial reporting requirements regarding these loans as of December 31, 1996 for which the bank has granted waivers as of December 31, 1996 and through December 31, 1997.

     The recently acquired Lytton printed circuit board division has a $1,500,000 revolving credit line maturing August 1, 1998 at an annual interest rate of .5% above the bank's prime rate, a $1,000,000 installment loan agreement maturing June, 2002 at an annual interest rate of 9% for two years, thereafter providing the Company with a choice of a variable or fixed interest rate, and a $500,000 equip-ment loan payable over four years through July 1, 2001 at the same interest rate as the installment loan, each secured by all of the business assets of Lytton.

3. Competition. Manufacture and assembly of electro-mechanical and electronic components is a highly competitive industry characterized by a diversity and sophistication of products and components. The
Company competes with major electronics firms that have substantially greater financial and technical resources and personnel than the Company as well as smaller, more specialized companies. Management believes the primary competitive factors to be price, quality of production, prompt customer service, timely delivery, engineering expertise and technical assistance to customers. Among this mix of competitive standards, management believes it is competitive with respect to delivery time, quality, price and customer service. The Company's customers could elect to manufacture in-house the products they presently purchase from the Company, which would have a negative effect on the Company. See "Business - Competition."

4. Dependence on Key Employees. The continued services of Thomas K. Langbein, Chairman of the Board of Directors and Chief Executive Officer, Barry Pardon, President, Joseph Verga, Sr. Vice President, Secretary-Treasurer, Lytton Crossley, President of Lytton (See "Business - Recent Acquisition") and John Grieve, Managing Director and Vice President of European Operations, are essential to the Company. Mr. Pardon has an employment agreement with the Company, Mr. Langbein has an employment agreement with the Parent, Mr. Crossley has an employment agreement with Lytton, and Mr. Grieve has an employment agreement with Techdyne (Scotland). Joseph Verga has no employment agreement with the Company or its affiliates. The loss of these individuals would have a materially adverse effect upon the Company. The Company does not have nor has any immediate plans to obtain "key-man" insurance.

5. Absence of Continuing Parent Financial Support. The Company was acquired by its Parent in 1982 and since that date has been a majority-owned subsidiary of the Parent. The Company had been dependent on its Parent for substantial financial support, as well as for various services until October, 1995 when the Company completed its 1995 Offering. A $712,500 term loan, which had a remaining principal balance of $678,000 and $691,000 at June 30, 1997 and December 31, 1996, respectively, is secured by two buildings and land owned by the Parent. The second term loan for $200,000, which had a remaining principal balance of $147,000 and $167,000 at June 30, 1997 and December 31, 1996, respectively, is secured by the Company's tangible personal property, goods and equipment. The Parent has guaranteed these loans and has subordinated $2,500,000 due from the Company, provided that the Company may make payments to the Parent on this subordinated debt from funds from the Company's security offering and from earnings. The Parent also provides certain administrative, book-keeping and accounting services.

     The Parent does, however, continue to guarantee certain of the Company's financing facilities and, in connection therewith, continues to mortgage certain of its properties under the lease to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Parent also provides certain administrative services to the Company including office space and general accounting assistance. These expenses and all other central operating costs have been charged on the basis of direct usage when identifiable or on the basis of time spent. Effective October 1, 1996, the services provided to the Company by the Parent were formalized under a two year service agreement for $408,000 per year. The amount of expenses allocated by the Parent and those covered under the service agreement effective October 1, 1996 totaled $204,000 for the six months ended June 30, 1997 and for the same period of the preceeding year.

     The balance of the Company's demand convertible promissory note payable to the Parent including accrued interest, which amounted to $3,083,000 at June 30, 1997 and $2,998,000 at December 31, 1996, may be converted into Common Stock of the Company at the option of the Parent at a conversion price of $1.75 per share. The Parent converted $350,000 of this note into 200,000 shares of the Company's Common Stock in June 1996.

Advances from the Parent on the balance sheet have been presented net of an advance receivable from the Parent of approximately $363,000 at June 30, 1997 and $540,000 at December 31, 1996 with interest at 5.7%. Interest on the net advances amounted to $74,000 for both the six months ended June 30, 1997 and for the same period of the preceding year. The Parent has agreed not to require repayment of the intercompany advances prior to July 1, 1998 and, therefore the advances have been classified as long-term at June 30, 1997.

6. Material Factors Relating to Operation of the Business. The Company's existing and future operations are and will be influenced by several factors including technological developments, the ability of the Company to efficiently meet the design and production requirements of its customers, and the market acceptance of its customers' products. Further factors impacting upon the success of the Company's operations are increases in expenses associated with continued sales growth, the ability to control costs, management's ability to evaluate new orders to target satisfactory profit margins, the capacity of the Company to develop and manage the introduction of new products, and competition. Quality control is also essential to the Company's operations, since customers demand strict compliance with design and product specifications. Any change in the Company's quality and process controls would adversely affect its relationship with customers and ultimately its revenues and profitability. See "Business - Quality and Process Control."

7. Success of Integrating the New Subsidiary. The Company's future success is dependent upon its ability to effectively integrate Lytton into the Company, including its ability to implement potentially available marketing and cost saving opportunities, some of which may involve opera-tional changes. There can be no assurance as to the timing or amount of any marketing opportunities or cost savings that may be realized as the result of operational changes implemented during the integration process. Further, there can be no assurance that the Company will not experience difficulties with customers, personnel and business prospects or that the combination of the Company and Lytton will be successful. The acquisition of Lytton represents a significant expansion in the scope of the Company's operations, and the integration and consolidation of Lytton into the Company will require substantial management, financial and other resources. During the integration process, the financial performance of the Company will be subject to the risks commonly associated with the acquisition of businesses, including the impact of expenses incurred in connection with an acquisition and the potential disruptions associated with the integration of the businesses. The integration process may place a significant strain on the Company's management, production, technical, financial and other resources, and may pose a risk with respect to production, customer service and market share.


Risk Factors Relating to the Securities and the Offering

1. Controlling Shareholders; Potential Conflict of Interest. The Selling Shareholder received 300,000 Shares, which represents approximately 6.5% of the outstanding Common Stock. The Company has 1,059,000 Common Stock Purchase Warrants (the "Warrants") outstanding of which 959,000 are publicly traded and exercisable at $5.00 per share of Common Stock through September 12, 1998 and redeemable at $.10 per Warrant based upon a trading formula requiring the Common Stock to be trading at 150% ($7.50 per share) of the Warrant exercise price for 15 consecutive trading days ending on the fifth day prior to the date upon which the notice of redemption is given. The Parent, inclusive of its Common Stock ownership obtainable upon conversion of the Techdyne Note, owns approximately 59% of the Company (approximately 70% including conversion of the Techdyne Note). Assuming full exercise of the Warrants there will be an additional 1,059,000 shares of Common Stock outstanding, which would represent approximately 19% of the outstanding Common Stock. Based upon the assumption of the full exercise of the Warrants, the Selling Shareholder would own approximately 5% of the Common Stock and the Parent would own approximately 48% (60% inclusive of the Common Stock it could obtain upon conversion of the Techdyne Note). Therefore, the Parent would still be able to control the Company and will be able to elect all of the Company's directors. Shareholders do not have cumulative voting and, therefore, other than the Parent, will be unable to elect any directors of the Company.

     Certain of the officers and directors of the Company are officers and directors of the Parent and its publicly held subsidiary, Dialysis Cor-poration of America ("DCA"), including Thomas K. Langbein, Chairman of the Board of Directors and Chief Executive Officer of the Company, holding the same positions with DCA and the Parent, as well as being President of the Parent and an officer and director of the Parent's subsidiaries; Mr. Langbein is also the President, sole shareholder and director of Todd & Company, Inc. ("Todd"), a small, limited activity broker-dealer registered with the Commission and the NASD; Daniel R. Ouzts, Vice President (Finance) and Controller of the Company, holds those positions with the Parent and DCA, of which companies he is also Treasurer; and Messrs. Peter D. Fishbein and Anthony C. D'Amore are each a director of the Company and the Parent.
See "Management." Compensation of the common executive personnel and certain other administrative services, facilities and other central operating costs provided by the Parent to the Company are subject to a two year management services agreement effective October 1, 1996 and were previously charged on the basis of direct usage when identifiable, or on the basis of time spent. The costs of executive and accounting salaries and other shared corporate overhead for these companies are charged first on the basis of direct usage when identifiable, with the remainder calculated on the basis of time spent. The amount of expenses due to the Parent, generally included in the Parent's advances to the Company, was approximately $408,000 for the year ended December 31, 1996 and approximately $204,000 for the six month period ended June 30, 1997. See "Certain Relationships and Related Transactions" in the Company's Information Statement relating to the Annual Meeting of Share-holders held on June 11, 1997, which is incorporated herein by reference.

     Additionally, there have been past transactions between the Company and the Parent and its directors, including loans and financing guarantees (see Risk Factor No. 2 under "Risk Factors Relating to the Business of the Company," and "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources"), and insurance coverage. Mr. D'Amore, director of the Company, obtained $9,500 in com-missions for general liability insurance coverage in 1996, and George Langbein, an independent sales representative for the Company and brother of the Chairman of the Board, sold group health insurance to several executives of the Company and the Parent. The Company believes that these transactions were on terms at least as favorable to it as could have been obtained from unaffiliated third parties. Related party transactions are disclosed to the board who decides whether the transactions are in the best interest of the Company and on terms no less favorable than could be obtained from unaffiliated third parties. However, there can be no assurance that any further conflicts of interest will be resolved in favor of the Company. See "Certain Relationships and Related Transactions" in the Company's Information Statement relating to the Annual Meeting of Shareholders held on June 11, 1997, which is incorporated herein by reference.

2. Possible Volatility of Share Price. The Company's Common Stock traded on Nasdaq from 1985, when it first went public, until February, 1992 when the Company ceased satisfying the capital and surplus requirements for continued listing and trading on Nasdaq. In November, 1994, the Common Stock commenced trading on the NASD OTC Bulletin Board under the symbol "TCDN." On October 2, 1995, upon completion of the Company's 1995 Offering of Common Stock and Warrants, both securities commenced trading on Nasdaq SmallCap Market under the symbols "TCDN" and "TCDNW," respectively, and on the Boston Stock Exchange. On November 6, 1996, the Common Stock and Warrants were listed for trading on the Nasdaq National Market and delisted from the Boston Stock Exchange. Approximately 1,885,000 shares of the Company's Common Stock trade on the Nasdaq National Market. Announcements concerning the Company or its competitors, including recent acquisitions such as that of Lytton, operating results, substantial shares eligible for future sale (see Risk Factor No. 5 under "Risk Factors Relating to the Securities and the Offering"), or technological innovations may have a significant impact on the market price of the Company's securities. As a result of these factors, the price of the Common Stock may fluctuate sig-nificantly.

3. Dividends Unlikely. The holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. To date, the Company has not paid any cash dividends. The board does not intend to declare any cash dividends in the foreseeable future and earnings, if any, will be used to finance the capital requirements of the Company.

4.  Market Overhang from Outstanding Options, Warrants and the Techdyne
Note. The Company has a 1994 Stock Option Plan (the "1994 Plan") pursuant to which options had been granted in 1994 to 84 employees and directors currently for 171,600 shares of Common Stock exercisable at $1.00 per share through May 24, 1999. Options for an additional 152,500 shares of Common Stock were granted in 1995, including options for 142,500 shares to directors exercisable at $1.75 per share through February 26, 2000. On June 6, 1997, the board of directors adopted a Stock Option Plan (the "1997 Plan") approved by shareholders at the Annual Meeting of Shareholders on June 11, 1997 with 500,000 shares of Common Stock reserved under the 1997 Plan. On June 23, 1997, the board granted options under the 1997 Plan for an aggregate of 375,000 shares of Common Stock exercisable for five years through June 22, 2002 at $3.25 per share, the closing price of the Common Stock on that date as reported by Nasdaq. The Techdyne Note is presently convertible into approximately 1,787,400 shares of Common Stock (approx-imately 39% of the outstanding shares). In addition, the Parent directly owns 2,727,797 shares of Common Stock. The Company completed a public offering of Common Stock and Warrants on October 2, 1995. Pursuant to the offering 1,000,000 shares of Common Stock were issued, and there were 1,000,000 Warrants to purchase one common share each with an exercise price of $5.00 exercisable from September 13, 1995 through September 13, 1998. Through June 30, 1997, approximately 41,000 Warrants were exercised re-sulting in proceeds of approximately $194,000, net of underwriter commis-sions on the Warrant exercises. The underwriter of the Company's 1995 public offering of securities holds an option which is exercisable through September 12, 2000 entitling the underwriter to obtain 100,000 Warrants exercisable into Common Stock at $8.25 per share and 100,000 shares of Common Stock at an exercise price of $6.60 per share. Holders of options, Warrants and the Parent's Techdyne Note are likely to exercise and convert them when, in all likelihood, the Company could obtain additional capital on terms more favorable than those provided by the options, Warrants and the Techdyne Note. During the exercise and conversion term of such securities, the holders thereof are given an opportunity to profit from the rise in the market price of the Company's Common Stock, with the resultant dilution of the interests outstanding, and they may adversely affect the terms on which the Company could obtain additional capital. Furthermore, the sale of Common Stock issuable to the holders of such options, Warrants and the Techdyne Note, as well as the Parent's substantial direct ownership of Common Stock of the Company, or merely the potential of such sales, could have an adverse effect on the market price of the Company's securities. See Risk Factor No. 2 under "Risk Factors Relating to the Securities and the Offering."

5. Shares Available for Future Sale. The Parent owns 2,727,797 shares of Common Stock or approximately 59% of the outstanding shares (approximately 70% upon inclusion of the Techdyne Note). Of the Parent's ownership, approximately 1,787,400 shares of Common Stock are obtainable upon exercise of the Techdyne Note. In addition, there are outstanding options to pur-chase 171,600 shares of Common Stock under the 1994 Plan exercisable at $1.00 per share held by employees, officers, directors and counsel to the Company, options to purchase 152,500 shares of Common Stock exercisable at $1.75 per share held by officers, directors, and counsel to the Company, and options for 375,000 shares of Common Stock under the 1997 Plan exer-cisable at $3.25 per share, held by officers, directors and counsel to the Company. A substantial portion of the shares underlying the 1994 options are saleable without a registration statement based upon a Rule under the Securities Act which allows for the issuance of the options and subsequent exercise and resale by non-affiliates of the Company 90 days after the Company became a reporting company under the Exchange Act, which status the Company obtained in Ooctober, 1995.

     The Parent's 2,727,797 shares of Common Stock are not "restricted." However, the Parent is deemed an "affiliate" (control person) of the Company as defined in Rule 144 and may only sell its shares of the Company's Common Stock, absent registration, in accordance with the provisions of Rule 144, exclusive of the one-year holding period applica-ble to "restricted" shares. See "Shares Eligible for Future Sale."
Rule 144 entitles each person holding restricted securities for a period of one year and affiliates who own non-restricted securities of the

Company, to sell every three months in ordinary brokerage transactions an amount of shares which does not exceed the greater of 1% of the Common
Stock outstanding, or, since the Common Stock is trading on Nasdaq, the average weekly trading volume on Nasdaq during the four calendar weeks prior to the sale. Any substantial sales pursuant to Rule 144, including the potential sale of the Parent's Common Stock of the Company, may have an adverse affect on the market price of the Common Stock, and may hamper the Company's ability to arrange subsequent equity or debt financing or affect the terms and timing of such financing. See "Shares Eligible for Future Sale."

6. Representative's Influence on Market for Securities. Inasmuch as a substantial amount of the Common Stock sold in the 1995 Offering was dis-tributed to customers of the representative of the underwriters of that offering, and since such customers may be expected to engage in trans-actions for the sale or purchase of the Common Stock and/or Warrants, the representative, to the extent it acts as a market maker, may be expected to execute a substantial portion of the transactions in the Common Stock and Warrants. Therefore the representative may be, for the foreseeable future, a dominating influence, and thereafter, a factor of decreasing importance in the market for the Common Stock and Warrants.


                           USE OF PROCEEDS

     The Company will not realize any proceeds from the sale of the Shares by the Selling Shareholder. The Selling Shareholder will retain all of the proceeds.


                  MARKET FOR THE COMPANY'S SECURITIES

      The table below indicates the high and low bid prices by quarter for the Company's Common Stock for the last two and one-half years. The three quarters ended September 30, 1995 are as reported by the OTC Bulletin Board. On October 2, 1995 the Company's Common Stock and Warrants commenced trading on the Boston Stock Exchange under the symbols "TDN" and "TDNW," respectively, and on Nasdaq SmallCap under the symbols "TCDN" and "TCDNW," respectively. On November 6, 1996, the Common Stock and Warrants were listed and traded on the Nasdaq National Market under the same symbol and ceased trading on the Boston Stock Exchange. The fourth quarter information for 1995 and the quarterly information for 1996 and 1997 in the table reflects the high and low bid prices for the Common Stock as reported by Nasdaq.

                                          Bid Price
                                          ---------
     1995                               High       Low
     ----                               ----       ---
     1st Quarter                        1 5/8      1
     2nd Quarter                        3 3/4      1 1/2
     3rd Quarter                        6 3/4      3 1/8
     4th Quarter                        7 1/4      5 3/8


                                          Bid Price
                                          ---------
     1996                               High       Low
     ----                               ----       ---
     1st Quarter                        8          5 15/16
     2nd Quarter                        9 7/8      6 1/2
     3rd Quarter                        9 1/2      6 3/8
     4th Quarter                        9 1/8      5

                                          Bid Price
                                          ---------
     1997                               High       Low
     ----                               ----       ---
     1st Quarter                        8 1/8      5 1/2
     2nd Quarter                        7 7/8      3 1/4

     On October 28, 1997, the high and low prices of the Common Stock were $3.63 and $3.38, respectively.

     On October 13, 1997, the Company had 68 shareholders of record. Based upon notifications for its annual meeting held on June 11, 1997, the Company estimates there are approximately 900 beneficial owners of the Common Stock.


                              DIVIDEND POLICY

     The Company has not paid, nor does it have any present plans to pay cash dividends on its Common Stock in the immediate future. The Company's board of directors determines the timing and amount of any dividends, if such were to be granted in the future. Such future dividends, if any, will depend not only on the bank financing limitations, but also the Company's future earnings, capital requirements and financial condition.


                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for the four years ended December 31, 1996 is derived from the consolidated financial state-ments audited by Ernst & Young LLP, independent certified public accountants. The selected consolidated financial data for the year ended December 31, 1992 is derived from unaudited financial statements. Simi-larly, the consolidated financial data for the six month periods ended June 30, 1997 and 1996, has not been audited, and reflect in the opinion of management, all adjustments (which include only normally recurring adjustments) necessary to present fairly the information set forth herein. The results of operations for the six-month period ended June 30, 1997 are not necessarily indicative of results for the fiscal year ending December 31, 1997.

     The pro forma unaudited consolidated condensed financial statements present the pro forma financial position at June 30, 1997 for the Company combined with Lytton, and the pro forma financial position at December 31, 1996 for the Company combined with Lytton and the results of operations for the six months then ended, along with the pro forma results of opera-tions for the year ended December 31, 1996. These pro forma financial statements give effect to the acquisition of Lytton by the Company as if such acquisition had occurred at the beginning of each period for purposes of the condensed consolidated statements of income and as if such acquisition had occurred at the end of the period for purposes of the condensed consolidated balance sheets. See "Business - Recent Acquisition."

     The pro forma results of operations for the year ended December 31, 1996 are based on the Company's results of operations for its fiscal year ended December 31, 1996 and Lytton's results of operations for its fiscal year ended March 31, 1997. As a result of the Company and Lytton having different year ends, Lytton's results of operations for the three months ended March 31, 1997 which included sales of $4,605,000, total revenues of $4,608,000 and net income of $219,000 were used when preparing the pro forma consolidated condensed statements of income for both the six months ended June 30, 1997 and the year ended December 31, 1996. The pro forma balance sheet as of December 31, 1996 is based on the Company's balance sheet at December 31, 1996 and Lytton's balance sheet as of March 31, 1997.

     The pro forma unaudited condensed financial statements do not purport to represent what the Company's actual results of operations would have been had the acquisition occurred at the beginning of the periods and may not be indicative of the Company's financial position or operating results for any future periods. All consolidated financial information together with the pro forma unaudited consolidated condensed financial statements is qualified in its entirety by reference to and should be read in conjunc-tion with the Consolidated Financial Statements of the Company and the Notes thereto contained elsewhere in this Prospectus or incorporated herein by reference, particularly with the Company's Consolidated Financial Statements and the Notes thereto for the year ended December 31, 1996, along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included herein and in the Company's 1996 Form 10-K and the Company's Condensed Consolidated Financial Statements and the Notes thereto for the six months ended June 30, 1997 along with "Management's Discussion and Analysis of Financial Condition and Result of Operations," which are included in the Company's 1997 Forms 10-Q and should be read in conjunction with Lytton's audited Financial Statements and the Notes thereto included in the Form 8-K incorporated herein by reference.


                 CONSOLIDATED STATEMENTS OF OPERATIONS DATA
                  (in thousands except per share amounts)


                       Six Months Ended June 30,                        Years Ended December 31,
                      ----------------------------  -----------------------------------------------------------
                                  Adjusted                        Adjusted
                                  Pro Forma                       Pro Forma
                         1997       1997       1996       1996      1996(3)   1995      1994      1993      1992
                         ----       ----       ----       ----      ----      ----      ----      ----      ----
                    (unaudited) (unaudited) (unaudited)          (unaudited)
Revenues             $  13,061  $  22,277  $  13,137  $  24,434 $  41,184 $  30,424 $  20,536 $  15,288 $  15,566
Net Income (loss)          605        891        519        743     1,080     1,315       719         1      (776)
Income (loss) per
  common share (1)        0.13       0.18       0.11       0.16      0.21      0.38      0.24      ----     (0.26)
Weighted average
  shares outstanding
  and equivalents    4,870,629  5,170,629  4,695,930  4,769,320 5,069,320 3,466,139 3,042,910 3,042,910 3,042,910



                        CONSOLIDATED BALANCE SHEET
                              (in thousands)


                        Six Month Ended
                         June 30, 1997                            December 31,
                      --------------------   ---------------------------------------------------------
                                                     Adjusted
                                 Adjusted            Pro Forma
                       Actual    Pro Forma    1996     1996(4)     1995     1994      1993      1992
                       ------    ---------    ----     ----        ----     ----      ----      ----
                     (unaudited) (unaudited)         (unaudited)
Working capital       $  7,463   $  6,016   $  6,597  $  4,954  $  4,921  $  2,988  $  1,909  $  1,572
Total assets            14,276     22,435     13,224    21,810    12,879     8,741     5,543     5,237
Long Term Debt (2)       4,178      5,010      3,842     4,810     3,415     5,823     4,806     4,695
Total liabilities        8,426     15,554      8,056    15,611     9,216     9,865     7,284     6,957
Shareholders'
  equity (deficit)       5,850      6,881      5,168     6,199     3,663       944    (1,741)   (1,720)

---------------

(1) The information in this table has been retroactively restated to reflect a 5-for-3 stock split in the Common Stock in June, 1994.
(2) Includes advances from Parent.
(3) Pro forma results of operations for the year ended December 31, 1996 are based on the Company's results of operations for its fiscal year ended December 31, 1996 and Lytton's results of operations for its fiscal year ended March 31, 1997.
(4) Pro forma balance sheet information as of December 31, 1996 is based on the Company's balance sheet information as of December 31, 1996 and Lytton's balance sheet information as of March 31, 1997.

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                           RESULTS OF OPERATIONS


     The statements contained in this Prospectus that are not historical are forward looking statements within the meaning of Section 27A of the Securi-ties Act and Section 21E of the Exchange Act including statements regarding the Company's expectations, intentions, beliefs, or strategies regarding the future. Forward looking statements include the Company's statements regarding liquidity, anticipated cash needs and availability, and antici-pated expense levels in "Management's Discussion and Analysis of Financial Condition and Results of Operations" including the pursuit of new business development efforts to replace lost sales from several major customers in 1996, and the development of new products and facilities. All forward looking statements included in this document and other filings with the Commission by the Company are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward looking statement. It is important to note that the Company's actual results could differ materially from those in such forward looking statements. Among the factors that could cause actual results to differ materially are the factors detailed in the risks discussed in the "Risk Factors" section included in this Prospectus.

     The Company's manufacturing and assembly operations are subject to sub-stantial competition from divisions of large electronic and high-technology firms and numerous smaller, specialized companies. Strong competition derives from price advantages of competitors with less expensive off-shore operations, particularly the Far East manufacturers. This imposes pressure on the Company's bidding orders and profit margins.

     The Company's future growth as an international contract manufacturer of precision electronic and electro-mechanical products for OEMs in the data processing, telecommunication and instrumentation industries will be influenced by several factors including technological developments, the ability of the Company to efficiently meet the design and production requirements of its customers, and the market acceptance of its customers' products. Further factors impacting the success of the Company's operations are increases in expenses associated with continued sales growth, the ability of the Company to control costs, management's ability to evaluate new orders to target satisfactory profit margins, the capacity of the Company to develop and manage the introduction of new products, and competition, as well as pursue acquisitions in new geographic and product markets. The Company completed an acquisition July 31, 1997 of an electronics manu-facturer and assembler of printed circuit boards, Lytton. This new sub-sidiary had revenues and after tax earnings for its last fiscal year ended March 31, 1997 of approximately $16,730,000 and $621,000, respectively.
See "Prospectus Summary - Summary Consolidated Financial Information," "Selected Consolidated Financial Data" and "Business - Recent Acquisition."


Results of Operations

Six Months Ended June 30, 1997 compared to Six Months Ended June 30, 1996.

     Consolidated revenues decreased approximately $76,000 (1%) for the six months ended June 30, 1997 compared to the same period of the preceding year which included an increase in sales revenues of $70,000 (1%) for the six months ended June 30, 1997 compared to the same period of the preceding year. Domestic sales revenues increased $3,695,000 (61%) and European-based sales revenues decreased $3,625,000 (53%) compared to the same period of the preceding year. Interest and other income decreased approximately $6,000 for the six months ended June 30, 1997 compared to the same period of the preceding year largely as a result of decreased cash balances invested. Prior year revenues included approximately $140,000 from a litigation settlement in the first quarter.

     The decrease in European-based sales was largely attributable to a decrease of $4,471,000 (73%) in sales to Compaq by Techdyne (Scotland). Revenues of Techdyne (Scotland) continue to be highly dependent on sales to Compaq which accounted for approximately 50% of the sales of that subsidiary for the six months ended June 30, 1997 and 89% for the same period of the preceding year. The bidding for Compaq orders has become more competitive which has resulted in substantially reduced Compaq sales and lower profit margins on remaining Compaq sales. Techdyne (Scotland) is pursuing new business development and is also continuing cost re-duction efforts to remain competitive on Compaq business. However, there can be no assurance as to the success of such efforts.

     Approximately 69% of the Company's consolidated sales for the six months ended June 30, 1997 were made to four customers. Customers gen-erating in excess of 10% of sales included Compaq (13%), IBM (29%), and EMC and its related suppliers (17%). Approximately 53% of Lytton's sales revenues for each of the last three fiscal years ended March 31, 1997 were derived from Hobart Corporation. The loss of, or substantially reduced sales to any of these customers, as has occurred with Compaq in Europe commencing in the third quarter of 1996, would have an adverse effect on the Company's operations.

     Cost of goods sold as a percentage of sales remained relatively stable, amounting to 85% for both the six months ended June 30, 1997 and June 30, 1996.

     Selling general and administrative expenses, increased approximately $199,000 for the six months ended June 30, 1997 compared to the same period of the preceding year largely due to the substantially increased operations of the Company's Austin, Texas facility.

     Interest expense remained relatively stable compared to the preceding year for the six months ended June 30, 1997. The prime rate was 8.5% at June 30, 1997 and 8.25% at December 31, 1996.


1996 Compared to 1995

     Consolidated revenues decreased approximately $5,990,000 (20%) for the year ended December 31, 1996 compared to the preceding year which included a $6,237,000 (21%) decrease in sales revenues. Domestic sales revenues decreased $4,019,000 (22%) and European-based sales revenues decreased $2,218,000 (18%) for the year ended December 31, 1996 compared to the same period of the preceding year. Interest and other income increased approx-imately $247,000, which included $140,000 from a litigation settlement and approximately $107,000 increase in interest income resulting from interest on Scotland funds invested which were previously tied up in receivables and inventory prior to the cutback in Compaq business in the third quarter of 1996 and interest on funds invested resulting from the Company's security offering completed in October, 1995.

    The decrease in domestic sales compared to the preceding year was largely attributable to a decrease in sales of $5,337,000 to Avid Technology which was offset to some degree by a net increase in sales to other customers. The decrease in European-based sales was largely attributable to a decrease of $2,160,000 in sales to Compaq by Techdyne (Scotland).

     Revenues of Techdyne (Scotland) continue to be highly dependent on sales to Compaq which accounted for approximately 84% of the sales of Techdyne (Scotland) for the year ended December 31, 1996 and 86% for the preceding year. The bidding for Compaq orders has become more competitive which has resulted in substantially reduced Compaq sales and lower profit margins on remaining Compaq sales. Techdyne (Scotland) is pursuing cost reduction efforts to remain competitive on Compaq business. However, there can be no assurance as to the success of such efforts.

     Approximately 73% of the Company's consolidated sales for the year ended December 31, 1996 were made to four customers. Customers generating in excess of 10% of sales included Compaq (35%), IBM (18%) and EMC and its related suppliers (12%). The loss of, or substantially reduced sales to any of these customers, as occurred with Avid domestically and Compaq in Europe in 1996, would have an adverse effect on the Company's operations if such sales are not replaced. The Company is pursuing new business development efforts to replace lost sales, although there can be no assurance as to the success of such efforts.

     Cost of goods sold as a percentage of sales remained relatively stable, increasing to 86% for the year ended December 31, 1996 compared to 85% for the preceding year.

     Selling general and administrative expenses remained relatively stable, decreasing approximately $16,000 for the year ended December 31, 1996 compared to the preceding year.

     Interest expense decreased by approximately $100,000 for the year ended December 31, 1996 compared to the preceding year due largely to a decrease of approximately $88,000 in interest on the intercompany advances from the Parent. The prime rate was 8.25% at December 31, 1996 and 8.5% at December 31, 1995.


1995 Compared to 1994

     Consolidated revenues increased approximately $9,888,675 (48%) for the year ended December 31, 1995 compared to the preceding year. Domestic revenues increased $5,415,000 (43%) and European-based revenues increased $4,430,000 (56%) for the year ended December 31, 1995 compared to the same period of the preceding year.

     The increase in domestic revenues compared to the preceding year, in addition to an overall net increase in sales to existing customers, reflects continuing new customer development efforts and additional revenues re-sulting from an increased level of customer service made possible through the Company's Houston, Texas manufacturing facility and its recently established Austin, Texas facility.

     Revenues of Techdyne (Scotland) continue to be highly dependent on sales to Compaq which accounted for approximately 86% of the sales of Techdyne (Scotland) for the year ended December 31, 1995 and 80% for the preceding year. Sales by Techdyne (Scotland) to Compaq increased
$4,280,000 (68%) for the year ended December 31, 1995 compared to the preceding year. While the Company believes that Techdyne (Scotland) will maintain substantial sales to Compaq, the bidding for Compaq orders has become more competitive which the Company anticipates may result in some loss of Compaq business and result in lower profit margins on Compaq sales. Techdyne (Scotland) intends to pursue new business development efforts to replace anticipated reductions in Compaq business and to pursue cost reduction efforts to remain competitive on Compaq business. However, there can be no assurance as to the success of such efforts.

     Approximately 80% of the Company's consolidated sales for the year ended December 31, 1995 were made to five customers, two of which were major customers, Compaq (36%) and Avid (19%). The other three customers each accounted for less than 10% of the Company's sales. The loss of, or substantially reduced sales to, any of these customers would have an adverse effect on the Company's operations if such sales were not replaced. The Company had sales of $5,653,000 to Avid for 1995. As a result of a change in the product produced for Avid which accounted for a substantial portion of the sales to that customer, the Company anticipates a loss of a majority of its sales to Avid during the next year. The Company intends to pursue new business development efforts to replace these lost sales, although there can be no assurance as to the success of such efforts.

     Cost of goods sold as a percentage of sales remained relatively stable, increasing to 85% for the year ended December 31, 1995 compared to 84% for the preceding year. The increase in sales revenues, along with improved manufacturing efficiencies and overall cost reduction efforts, resulted in an increase in operating profits of $929,000 for the year ended
December 31, 1995 compared to the preceding year.

     Selling general and administrative expenses increased $492,000 (26%) during the first half of 1995 compared to the preceding year. This increase was primarily due to the increase in support activities associated with the nearly 48% increase in overall sales revenues between the periods, including increase in administrative personnel, related benefits and sales commissions. Selling, general and administrative expenses as a percentage of sales decreased to 8% for the year ended December 31, 1995 compared to 9% for the preceding year as a result of cost containment efforts in selling, general and administrative expenses and associated economics of scale.

     Interest expense increased by $90,000 for the year ended December 31, 1995 compared to the preceding year due to the mortgage associated with Techdyne (Scotland's) purchase of its manufacturing facility, previously leased, and an increase in average interest rates. The prime rate was 8.5% at December 31, 1995 and December 31, 1994.


Liquidity and Capital Resources

     Working capital totaled $7,463,000 at June 30, 1997 increasing $867,000 (13%) during the first half of 1997. This increase included a substantial reduction in current debt as a result of the Company extending a $145,000 bank note payable due April 1997 for an additional three years with the change in other components of working capital resulting primarily from increased sales levels compared to the prior quarter.

     Included in the changes in components of working capital was a de-crease of $668,000 in cash and cash equivalents, which included net cash used in operating activities of $588,000, net cash used in investing activities of $394,000 (including $301,000 from additions to property and equipment) and net cash provided by financing activities of $400,000 (including net proceeds from Warrants and options exercised of approx-imately $194,000, payments on long-term debt of $59,000 and a net increase in advances from the Parent of $263,000).

     In February 1996, the Company refinanced its bank loan agreement with a Florida bank. The new financing included a $2,000,000 line of credit, due on demand, secured by the Company's accounts receivable, inventory, furniture, fixtures and intangible assets. There were no amounts out-standing under this line of credit as of June 30, 1997, and no amounts had been drawn down on this line. In connection with the Company's acqui-sition of Lytton in July, 1997, the line of credit was increased to $2,500,000 with various other modifications, including removal of condi-tions regarding use of proceeds upon any sale of Techdyne (Scotland) (presently not anticipated) and limitations on dividends to 30% of the Company's net income. The increased line of $2,500,000 was fully drawn upon in July, 1997 as part of the consideration for the Lytton acquisition. See "Prospectus Summary - Summary Consolidated Financial Information," "Selected Consolidated Financial Data" and "Business - Recent Acquisition."
A $712,500 term loan, which had a remaining principal balance of $678,000 and $691,000 at June 30, 1997 and December 31, 1996, respectively, is secured by two buildings and land owned by the Parent. The second term loan for $200,000, which had a remaining principal balance of $147,000 and $167,000 at June 30, 1997 and December 31, 1996, respectively, is secured by the Company's tangible personal property, goods and equipment. The Parent has guaranteed these loans and has subordinated $2,500,000 due from the Company, provided that the Company may make payments to the Parent on this subordinated debt from funds from the Company's security offering and from earnings. The Company was in default of certain financial re-porting requirements regarding these loans as of December 31, 1996 for which the bank has granted waivers as of December 31, 1996 and extending through December 31, 1997. See Notes 3 and 9 to "Notes to Consolidated Condensed Financial Statements" of the Company's 1997 Forms 10-Q incorporated herein by reference.

     The Company has outstanding borrowings of $145,000 from a local bank with interest payable monthly and a renewal of the present note maturing April, 2000. Techdyne (Scotland) has a line of credit with a Scottish bank, with a U.S. dollar equivalency of approximately $332,000 and $342,000 at June 30, 1997 and December 31, 1996, respectively, which is secured by the assets of Techdyne (Scotland) and guaranteed by the Company. This line of credit operates as an overdraft facility. No amounts were outstanding under this line of credit as of June 30, 1997 or December 31, 1996. See
Note 3 to "Notes to Consolidated Condensed Financial Statements" of the Company's 1997 Forms 10-Q incorporated herein by reference.

     In July, 1994 Techdyne (Scotland) purchased the facility housing its operations for approximately $730,000, obtaining a 15-year mortgage which had a U.S. dollar equivalency of approximately $588,000 and $622,000 at June 30, 1997 and December 31, 1996, respectively, based on exchange rates in effect at each of these dates. See Note 3 to "Notes to Consolidated Condensed Financial Statements" of the Company's 1997 Forms 10-Q.

     The Company has established a new manufacturing facility in Milford, Massachusetts with the facility having an initial five year lease term with the Company's occupancy commencing in late April, 1997. This facility is intended to assist in meeting increased customer demand in the North-eastern United States, as well as to increase service levels to customers in the Northeast and to penetrate new markets. The Company has increased its manufacturing capacity at its Houston and Austin, Texas facilities to meet increased customer demand in the Southwestern United States. Most of the costs related to its new facilities, including leasehold improvements, equipment and furniture and fixtures, and the costs of expansion of existing facilities will be provided from the proceeds of the Company's 1995 security offering which, together with the Company's refinanced credit facilities, should be adequate for these expenditures required over the next 12 months.

     On July 31, 1997, the Company acquired Lytton, which is engaged in the manufacture and assembly of printed circuit boards and other electronic products for commercial customers. This acquisition required $2,500,000 cash at closing, funded by the Company's modified bank line of credit, as well as 300,000 shares of the Company's Common Stock which had a fair market value of approximately $1,031,000 based on the closing price of the Common Stock on the date of acquisition for which the Company has guaranteed $2,000,000 minimum proceeds ($2,400,000 if certain earnings objectives are met) to the Selling Shareholder. The acquisition also provides for incentive consideration based on specific sales level of Lytton for each of next three fiscal years. See "Business - Recent Acquisition" and Notes 3 and 9 to "Notes to Consolidated Condensed Finan-cial Statements" of the Company's 1997 Forms 10-Q and the Form 8-K, in-corporated herein by reference.

     This new subsidiary has certain financing facilities, including a $1,500,000 line of credit, a $1,000,000 installment loan agreement and a $500,000 equipment loan, all secured by the assets of Lytton. See Risk Factor No. 2 under "Risk Factors Relating to the Business of the Company" and Form 8-K incorporated herein by reference.

     The Company anticipates that current levels of working capital and working capital from operations, including those of Lytton, will be ade-quate to successfully meet liquidity demands for at least the next 12 months, including the financial obligations incurred in the acquisition of Lytton.

Inflation

     Inflationary factors have not had a significant effect on the Company's operations. The Company attempts to pass on increased costs and expenses by increasing selling prices when and where possible and by developing differ-ent and improved products for its customers that can be sold at targeted profit margins.

                           GLOSSARY OF TERMS


Burn-in Units                 powered test units for running finished
                              products through multi-hour testing.

Cable jacketed assembly of electrical conductors insulated from each other and twisted to-gether around a central core.

CAD (Computer Aided Design)   a process by which products are designed
                              and/or modified on computer.

Electro-Mechanical            an assembly or product that includes both
                              electrical and mechanical components.

Harness prefabricated wiring with insulation and terminals for connection with other components.

Mechanical Assembly           an assembly that does not include electrical
                              or electronic components.

Printed Circuit Board         electronic assembly consisting of basic
Assembly                      printed circuit board with electronic compo-
                              nents (diodes, resistors, capacitors and transistors) inserted and wave soldered.

Ribbon Cable Assemblies       flat extruded conductors with mass-terminated
                              connectors.

Surface Mount Printed         a fabrication technique where there are no
Circuit Board                 holes through the circuit board assembly;
                              integrated circuits and other components are mounted on pads or soldered directly on the surface of the circuit board, thereby allowing more components to be mounted on a given size board.

Pin-Through-Hole Printed      a fabrication technique where there are holes
Circuit Board                 through the circuit board assembly; integrated
                              circuits and other components are mounted and soldered on the bottom of the circuit board with the component leads going through the holes soldered to pads.

                                 BUSINESS


General

     The Company is an international contract manufacturer of electronic and electro-mechanical products. The Company provides contract electronics manufacturing and design services to original equipment manufacturers ("OEMs") in select industries, including communications equipment, indus-trial and business computers, testing instrumentation and food preparation equipment and industrial controls. The Company specializes in manufac-turing high quality, technologically complex printed circuit board assemblies ("PCBs") with computer-automated equipment using surface mount and pin-through-hole interconnection technologies for customers requiring low to medium volume production runs, conventional and molded cables and wire harnesses, and electro-mechanical assemblies. The Company also manufactures complete finished assemblies. Manufacturing is accomplished in accordance with Underwriters Laboratories specifications and Canadian Standards Association requirements, if applicable. In 1995, the Company received its ISO 9002 quality assurance designation which its subsidiary, Techdyne
(Scotland) held since 1991.  Lytton also maintains ISO 9002 status.   See
"Business - Manufacturing and Supplies."

     Services and products are marketed through an in-house marketing staff of 17 persons, in conjunction with approximately 35 independent manufac-turers sales representatives, and through trade shows, brochures and cata-logues.

     The Company was incorporated in Florida in 1976, was acquired by the Parent in 1982 and raised approximately $3,600,000 in a public offering of Common Stock in 1985. The Parent, a Nasdaq National Market company, owns approximately 59% of the Company's Common Stock (approximately 70% if the Techdyne Note held by the Parent is included). The Company established its European operations in 1987 through its subsidiary Techdyne (Scotland), which is engaged in similar operations as the Company for the European and Middle Eastern markets. The Company acquired a new subsidiary, Lytton, in July, 1997. Lytton is an electronics manufacturer, primarily an assembler of printed circuit boards. See "Business - Recent Acquisition."


Recent Acquisition

      On July 31, 1997, the Company acquired Lytton, a Delaware corporation with operations based in Ohio, pursuant to a Stock Purchase Agreement ("Agreement") whereby all the outstanding shares of Lytton held by Patricia A. Crossley, the Selling Shareholder, and wife of Lytton Crossley, the President of Lytton, were acquired by the Company for $2,500,000 and the 300,000 Shares of the Company. Pursuant to the Agreement, the Company has guaranteed the amount of consideration to be received upon the Selling Shareholder's sale of the Shares up until July 30, 1998. The Agreement provides incentive consideration for a period of three years to the Selling Shareholder of 4% of Lytton's sales over $14,000,000 up to $20,000,000, and 5% of Lytton's sales over $20,000,000. The guarantee of the consideration upon sale of the Shares requires that the Shares to be sold on or before July 30, 1998, and provides for a minimum $2,000,000 guarantee up to $2,400,000 ("Guaranteed Proceeds") if Lytton's pre-tax earnings for the twelve month period ending March 31, 1998 are not less than $1,122,000 with Lytton treated as a stand-alone entity with no imputed charges from the Company added to Lytton's expenses. The guarantee provides that if the Selling Shareholder realizes an amount less than the Guaranteed Proceeds upon the sale of the Shares, the Company will make up the difference between the amount realized and the Guaranteed Proceeds. That difference, if any, is guaranteed by the Company and may be satisfied in either or any combination of, at the discretion of the Company, cash and/or additional Common Stock of the Company. Any additional Common
Stock is required to be registered within 120 days from issuance, and if not registered, any guaranteed difference shall be paid in cash.

     The Selling Shareholder is entitled to keep any sums realized upon sale of the Shares that are greater than the applicable guaranteed amount.

     Lytton is engaged in similar operations as the Company, primarily in the manufacture, assembly and distribution of printed circuit boards and other electronic products for over 40 major commercial customers. Lytton manufactures surface mount and mixed technology PCBs (the latter includes the combined surface mount and pin-through-hole PCBs) of medium to high volume, yielding a production of approximately 600,000 PCBs annually. The other PCBs produced by the Company are less complex and are low volume, yielding a production of approximately 100,000 PCBs annually. Lytton's PCBs are primarily for customers involved in food preparation and instrumentation equipment, and the Company's PCBs are primarily for data processing and telecommunications equipment. Lytton's net sales and net income before taxes were approximately $16,730,000 and $827,000, respectively, for its fiscal year ended March 31, 1997. This reflects on the Company's revenues for its fiscal year ended December 31, 1996 on a pro forma basis with its new subsidiary, Lytton, being in excess of $40,000,000, and combined pre-tax income of approximately $1,837,000. See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Con-dition and Results of Operations" and Form 8-K incorporated herein by reference.

     The Lytton acquisition continues the Company's business strategy of expanding its customer base, broadening its product line, increasing its manufacturing capabilities, and entering new geographic areas. See Form 8-K incorporated herein by reference.


Products and Services

     Approximately 1,000 products, including complete turnkey finished products, sub-assemblies, molded and non-molded cable assemblies, wire harnesses, PCBs and electronic assembly products are manufactured by the Company, including Lytton, for over 100 OEM customers.


     Cable and Harness Assemblies

     A cable is an assembly of electrical conductors insulated from each other and twisted around a central core and jacketed. Cables may be molded or non-molded.

     The Company maintains a large assortment of standard tooling for D-Sub-miniature ("D-Subs"), DIN connectors and phono connectors. D-Subs are connectors which are over-molded with the imprint of the customer's name and part number. DIN connectors are circular connectors with from two to four pairs of wires used for computer keyboards. Today's computers are multi-media, providing audio as well as video, such as the CD-ROM. The phono connector provides for the audio in the computer.

     Flat ribbon cable or ribbon cable assemblies are cables with wires (conductors) on the same plane with connectors at each end. Flat ribbon cables are used in computer assemblies and instrumentation.

     Discrete cable assemblies are wires with contacts and connectors. Harnesses are prefabricated wiring with insulation and terminals ready to be attached to connectors. The cable sales of the Company comprised approximately 82% of the total sales revenue for 1996.


     Printed Circuit Boards and Molded Assemblies

     PCB assemblies are electronic assemblies consisting of a basic printed circuit laminate with electronic components including diodes, resistors, capacitors and transistors, inserted and wave soldered. PCBs may be used either internally within the customer's products or in peripheral devices. The variety of PCBs produced by the Company include pin-through-hole assemblies, low, medium and high volume surface mount PCB assemblies, and mixed technology PCBs. Pin-through-hole assemblies are standard rigid boards with components on one side and solder pads on the other side. Surface mount circuit assemblies are components with no leads which are soldered to pads on the surface of the PCB. The mixed technology PCB combines both pin-through-hole and surface mount. Sales revenue from circuit board and assemblies totaled approximately 8% of 1996 revenue.
The recent acquisition of Lytton added significantly to the Company's PCB production, particularly medium to high volume surface mount and mixed technology PCBs. See "Business - Recent Acquisition."


     Contract Manufacturing Products

     Contract manufacturing involves the manufacture of complete finished assemblies with all sheet metal, power supplies, fans, PCBs as well as complete sub-assemblies for integration into an OEM's finished products, such as speaker and lock-key assemblies and diode assemblies that consist of wire, connectors and diodes that are over-molded, packaged and bar coded for distribution. These products can be totally designed and manu-factured by the Company through its computer-aided design system, engineering and supply procurement. Alternatively, the customer may provide specifications and the Company will assist in the design and engineering or manufacture to the customer's specifications. Contract manufacturing products include rack assemblies for data processing and video editing and custom disk drive enclosures for OEMs.


     Reworking and Refurbishing

     Customers provide the Company with materials and sub-assemblies acquired from other sources which the customer has determined requires modified design or engineering changes. The Company redesigns, reworks, refurbishes and repairs these materials and sub-assemblies.

     Contract manufacturing, reworking and refurbishing together amounted to approximately 9% of sales for 1996. Management believes that circuit board sales, particularly in view of the recent Lytton acquisition, and contract manufacturing will provide the Company with substantial increases in revenues in the next few years.


Manufacturing and Supplies

     Components and products are custom designed and developed to fit specific customer requirements and specifications. The Company's indus-trial, electrical and mechanical engineers work in close liaison with its customers' engineering departments from inception through design, proto-types, production and packaging. The Company frequently provides manufac-turing services for successive product generations. As a result, the Company believes that it is often an integral part of its customers' operations. The Company's engineering staff reviews and structures the bill of materials for purchasing, coordinates manufacturing instructions and operations, and reviews inspection criteria with the quality control depart-ment. The engineering staff also determines any special capital equipment requirements, tooling and dies, which must be acquired. The Company maintains a large assortment of standard tooling. New manufacturing jobs may require new tooling and dies, but most presses and related equipment are standard.

     The Company maintains modern state-of-the-art equipment at all of its facilities for crimping, stripping, terminating, soldering, sonic welding and sonic cleaning which permits the Company to produce conventional and complex molded cables. In assembly of PCBs, the Company owns state-of-the-art equipment. With its recent acquisition of Lytton, the Company has added 78,000 square feet of office, manufacturing and warehouse space including four lines of high volume surface mount PCB assemblies and two lines of medium volume mixed technology PCB assemblies. See "Business - Property."

     A substantial amount of the Company's services are provided on a turnkey basis, whereby the Company purchases customer-specified components from its extensive network of suppliers, assembles the components on finished printed circuit boards and cable assemblies, performs post-produc-tion testing and provides the customer with production process and testing documentation. The Company offers its customers flexible, "just-in-time" delivery programs allowing product shipments to be closely coordinated with the customer's inventory requirements. In certain instances, the Company completes the assembly of its customers' products at the Company's facilities by integrating printed circuit board and cable assemblies into other elements of the customers' products. The Company also provides reworking and refurbishing services utilizing components provided by the customer, providing only assembly and post-production testing services. The Company operates a total of 9 surface mount production lines at its facilities in Florida, Texas, Scotland, Massachusetts and Ohio and 2 pin-through-hole production lines in Ohio. By contracting assembly production, OEMs are able to keep pace with continuous and complex technological changes and improvements by making rapid modifications to their products without costly retooling and without any extensive capital investments for new or altered equipment.

     The Scottish manufacturing facility, located in Livingston, Scotland, focuses mainly on the electronics industry producing primarily molded cables, wire harnesses and electro-mechanical assemblies, incorporating multifaceted design and production capabilities.

     The Company also has "supplier partnerships" to meet customers' needs. This involves the Company accomplishing the in-house manufacturing require-ments of the customer. Through EDI (electronic data interchange) the customer conveys its needs on a weekly basis based on a rolling quarterly forecast.

     Materials used in the Company's operations consist of metals, elec-tronic components such as cable, wire, resistors, integrated circuits, capacitors, diodes, PCBs and plastic resins. These materials are readily available from a large number of suppliers and manufacturers. The Company has not experienced any significant disruptions from shortages of materials or delivery delays of its suppliers and believes that its present sources and the availability of its required materials are adequate. The Company has a computerized system of material requirements planning, purchasing, sales and marketing functions.

     Operational improvements implemented several years ago have improved the overall efficiency of manufacturing, particularly in the area of inven-tory management, including purchasing which is geared more closely to current needs resulting in reduced obsolescence problems. See "Manage-ment's Discussion and Analysis of Financial Condition and Results of Operations."


Quality and Process Control

     The Company received the ISO 9002 quality assurance designation from Underwriter's Laboratories, an independent quality assurance organization, in March, 1995 for its Hialeah, Florida facility, and in December, 1996 for its Houston, Texas facility. The ISO 9002 quality assurance designa-tion is the international standard of quality with respect to all systems of operations, including, among others, purchasing, engineering, manufacturing, sales, inventory control and quality. Lytton also maintains ISO 9002 status. Techdyne (Scotland) received its BS 5750 quality assurance designation in 1991 from British Standards Institute. These quality assurance designations are only provided to those manufacturers which exhibit stringent quality and process control assurances after extensive evaluation and auditing by these independent quality assurance organizations.

     Quality control is essential to the Company's operations since low-cost and high quality production are primary competitive standards and are vital to the services of the Company. See "Business - Competition" below. Product, components, assemblies and sub-assemblies manufactured by the Company are thoroughly inspected visually and electronically to assure all components are to strict specifications and are functional and safe. Management believes it is one of the manufacturers of choice for the major Fortune 500 companies, certain of whom are its customers, based upon its excellent record of quality production. The Company's extremely low product return (less than 50 parts per million) attests to its dedication to quality.

     Strict process controls are also standard operating procedure. Process controls deal with the controls relating to the entire manufacturing process. The Company strives for a CPK (process capabilities) of two, i.e., twice as critical as customer tolerances.

     During the course of initial qualification and production cycles, new and existing customers inspect the Company and its operations. Over the years the Company's product and manufacturing quality has received excellent ratings.


Marketing and Sales

     Domestic sales are generated by six regional sales managers covering the Northeast, Southeast, West, Midwest and Southwest regions of the United States. The regional sales managers have six independent manufac-turer representative agencies who employ approximately 35 salesmen. Sales are also generated through catalogs, brochures and trade shows.

     The manufacturer sales representatives, primarily marketing electronic and similar high technology products, are retained under exclusive sales representative agreements for specific territories and are paid on a commission basis. The sales representatives cannot represent any other person engaged in the business of manufacturing services similar to those of the Company, nor represent any person who may be in competition with the Company. The agreements further prohibit the sales representative from disclosing trade secrets or calling on customers of the Company for one year from termination of their agreement.

     Techdyne (Scotland) has four in-house sales personnel who market its products, primarily ribbon and discreet cable assemblies, electro-mechanical products, and molded cable assemblies. It is also engaged in rework and refurbishing products (see "Business - Products - Reworking and Refurbish-ing above") for customers in Scotland, England, Ireland, Germany and the Middle East.

     Substantially all of the Company's sales and reorders as well as Lytton's are effected through competitive bidding. Most sales are accomplished through purchase orders with specific quantity price and delivery terms. Some production, such as its supplier partnerships (see "Business - Manufacturing and Supplies" above), are accomplished under open purchase orders with components released against customer requests.

     The level and timing of purchase orders placed by the Company's customers are affected by a number of factors not within the control of the Company, including variation in demand for customers' products, customer attempts to manage inventory and changes in customers' manufacturing strategies. See Risk Factor No. 3 under "Risk Factors Relating to the Company." The Company typically does not obtain long-term purchase orders or commitments but instead works with its customers to develop nonbinding forecasts of the future volume of orders. Based on such non-binding forecasts, the Company makes commitments regarding the level of business that it will seek and accept, the timing of production schedules and the levels and utilization of personnel and other resources. A variety of conditions, both specific to each individual customer and generally affecting each customer's industry, may cause customers to cancel, reduce or delay purchase orders and commitments without penalty, except for payment for services rendered, materials purchased and, in certain instances, charges associated with such changes in orders. Significant or numerous changes in orders by customers, or any inability of customers to pay for services provided by the Company or to pay for components and materials purchased by the Company on such customers' behalf, could have an adverse effect on the Company.

     In 1996, approximately 73% of the Company's sales were made to numerous locations of four major customers, Compaq (35%), IBM (18%), EMC and its related suppliers (12%), and Motorola (9%). The Company's sales to Avid Technology, Inc. ("Avid") totaling 19% of sales for 1995 year were down to 1% for fiscal 1996. Techdyne (Scotland) made a substantial portion of its sales, approximately 84%, to Compaq. During 1996, bidding orders became more competitive due to Far Eastern competition which presented sub-stantially reduced sales to that customer with lower profit margins on remaining sales. The customer base consists primarily of Fortune 500 companies. Approximately 69% of the Company's consolidated sales for the six months ended June 30, 1997 were made to four customers. Customers generating in excess of 10% of sales included Compaq (13%), IBM (29%), and EMC and its related suppliers (17%). Lytton, the Company's new subsidiary (see "Business - Recent Acquisition") obtained approximately
53% of its sale revenues over the last three years from Hobart Corporation. See Note I to the "Notes to Financial Statements" of the Company's Form
8-K incorporated herein by reference. The Company sells to these major companies as well as to approximately 95 other smaller customers, which comprise the remaining sales. A loss or substantially reduced sales to any major customer would necessarily have a materially adverse effect on the Company as was the case with Compaq in Europe and Avid in the United States. See "Management's Discussion and Analysis of Financial Condition and
Results of Operations."


Backlog

     On June 30, 1997, the Company's backlog was approximately $13,276,000, which includes Lytton and Techdyne (Scotland). Management believes, based on past experience and relationships with its customers and knowledge of its manufacturing capabilities, that substantially all of its backlog orders are firm and will be filled within this fiscal year. The purchase orders within which the Company performs do not provide for cancellation. Over the last several years cancellations have been minimal and management does not believe that any significant amount of the backlog orers will be cancelled. There is no assurance that the backlog data is a reliable indicator of future sales.

Patents and Trademarks

     The Company does not have nor does it rely on patents or trademarks to establish or protect its market position. Dependency is placed more on design, engineering, manufacturing cost containment, quality and marketing skills to establish or maintain market position.

Capital Expenditures

     During each of the three years in the period ended December 31, 1996, the Company's capital expenditures were approximately:

                                        Capital Expenditure
                             ------------------------------------------
                             Land, Buildings   Machinery
     Year Ended               and Leasehold      and
     December 31              Improvements     Equipment       Total
     -----------              ------------     ---------       -----
     1996...................    $ 131,175      $ 573,129     $  704,304
     1995...................    $ 207,903      $ 322,766     $  530,669
     1994...................    $ 759,087      $ 293,519     $1,052,606

Foreign Operations

     The following is summarized financial information for the Company's foreign operations. All significant intercompany accounts and transactions have been eliminated.

                                        Year Ended December 31,
                                 ---------------------------------------
                                    1996          1995          1994
                                    ----          ----          ----
     Net Sales and Other Income
      United States..........    $14,274,064   $18,113,978   $12,654,945
      Europe (1).............     10,160,116    12,310,380     7,880,738
                                 -----------   -----------   -----------
                                 $24,434,180   $30,424,358   $20,535,683
                                 ===========   ===========   ===========
     Net Income (Loss)
      United States..........    $   222,812   $   318,896   $   152,722
      Europe (1).............        519,876       996,422       566,158
                                 -----------   -----------   -----------
                                 $   742,708   $ 1,315,318   $   718,880
                                 ===========   ===========   ===========
     Identifiable Assets(2)
      United States..........    $ 7,438,983   $ 6,277,221   $ 4,830,839
      Europe (1).............      5,785,213     6,601,880     3,910,579
                                 -----------   -----------   -----------
                                 $13,224,196   $12,879,101   $ 8,741,418
                                 ===========   ===========   ===========
---------------

(1) Techdyne (Scotland) sales are primarily to customers in the United Kingdom. The balance of the sales were made to Germany, which sales were initiated in 1994, and minimally to Israel. These percentages are based solely on foreign sales.

(2) Includes assets directly identifiable with the applicable operations.

     The Company will be continuing its efforts to expand its foreign sales throughout Europe. Expansion of its Scottish production facility by 3,500 square feet was completed in 1996.


Competition

     The Company experiences substantial competition from many areas in-cluding divisions of large electronic and high-technology firms, as well as from numerous smaller, specialized companies. Competitive price advantages may also be available to competitors with less expensive off-shore operations, particularly from the Far East. Management believes the primary competitive factors to be price, quality of production, prompt customer service, timely delivery, engineering expertise and technical assistance to customers. Among this mix of competitive standards, management believes it is competitive with respect to delivery time, quality, cost and customer service. Management also believes its competitive position is internation-ally enhanced through its European manufacturing and marketing operations through Techdyne (Scotland). See "General," "Manufacturing and Supplies" and "Foreign Operations" under "Business" above.

     Due to the number and variety of competitors, reliable data relative to the Company's competitive position in the electronic components and assembly industry is difficult to develop and is not known.


Employees

     The Company currently employs approximately 421 full-time people. Of these approximately 94 are employed in its Florida facilities located in Hialeah, of which three are employed in marketing, including its President, 7 in engineering, 72 in manufacturing, quality assurance and production, and 12 are engaged in administrative, accounting, warehousing and support activities. The Company's Houston, Texas facility employs approximately
37 persons, of which one is in marketing, 33 are in manufacturing, quality and manufacturing engineering, and three are in administration, accounting, warehousing and support activities. The Austin, Texas manufacturing facility presently employs approximately 29 persons of which 24 are in manufacturing and production, and five are in administration. The Company's Massachusetts operations employ four employees, in marketing and in administration. The Lytton division in Dayton, Ohio employs 169 people of which three are in marketing, 142 are in manufacturing and quality assurance, and 24 are in administration, accounting, warehousing and support activities. Its
Scottish subsidiary employs approximately 118 people of which 80 are in production, engineering and support activities.

     In addition, to its full-time employees, the Company regularly utilizes the services of temporary workers domestically and in Scotland retained through local agencies. Presently there are approximately 125 such workers. Many of these temporary workers, upon fulfilling in excess of 320 hours of service, may be employed on a full time basis as needed.

     The Company has no unions and believes its relationship with its employees is good.


Property

     The Company has a variety of manufacturing, office and warehousing facilities throughout the country and in Europe. It recently established a new manufacturing facility in Milford, Massachusetts, and increased its manufacturing capacity at its Houston and Austin, Texas facilities. It also obtained a 78,000 square foot manufacturing, office and warehousing facility in Dayton, Ohio with its acquisition of Lytton. See "Business - Recent Acquisition." These new and expanded facilities will help meet increased customer demand in the Northeast, Midwest and Southwest areas of the United States. In 1996, the Company's European based subsidiary, Techdyne (Scotland) also completed an approximately 13% expansion of its manufacturing facilities.

     The following chart summarizes the properties leased by the Company.

   Space           Property       Landlord       Term          Rent
   -----           --------       --------       ----          ----

16,000 sq ft   	2230 W. 77th      Medicore     5 yrs. to    $130,000/yr
(exec. offs.,   St., Hialeah, FL  (Parent)     March 31,    plus taxes,
mfg.)                                          2000         utilities, in-
                                                            surance (net,
                                                            net) (1)

12,000 sq ft    2200 W. 77th      Medicore     5 yrs. to    $130,000/yr
(warehouse)     St., Hialeah, FL  (Parent)     March 31,    plus taxes,
                                               2000         utilities, in-
                                                            surance (net,
                                                            net) (1)

18,225 sq ft    800 Paloma Dr.    PruCrow      5 yrs. to    $120,285 plus
(offs., mfg.    Amor Ron Park     Industrial   May 30,      proportionate
& warehouse)    Austin, TX        Properties,  2002; one    share of
                                  L.P.         five yr.     operating
                                               renewal      expense, taxes,
                                                            ins. (net, net)

15,000 sq ft    7110 Brittmore    EGP Houston  5 yrs. to    $66,600 (1st
(offs., mfg.    Houston, TX       Partners,    August 31,   yr.) escalating
& warehouse)                      Ltd.         2002; one    $1,800 per year
                                               five yr.     plus propor-
                                               renewal      tionate share of
                                                            operating ex-
                                                            penses, taxes,
                                                            insurance (net,
                                                            net)

5,500 sq ft     113 Cedar St.     Reade 495    5 yrs. to    $33,600 (1st &
(offs., mfg.    Milford, MA       Commerce     March 31,    2nd yrs.)
& warehouse)                      Park Limited 2002; one    $37,200 (3rd &
                                  Partnership  five yr.     4th yrs.)
                                               renewal(2)   $38,400 (5th yr.)
                                                            proportionate
                                                            share of oper-
                                                            ating expenses,
                                                            taxes, insurance
                                                            (net, net)

78,000 sq ft    1784 Stanley      Stanley      5 yrs. to    $215,000 1st yr.
(offs., mfg.    Ave.,Dayton, OH	  Avenue       July 31,     escalating each
& warehouse)                      Properties,  2002; two    yr. based on %
                                  Ltd. (3)     five yr.     of increase in
                                               renewals     CPI; plus taxes,
                                                            insurance,
                                                            utilities,
                                                            (triple net)
---------------

(1) The $130,000 per year rental is the aggregate for both properties, 2230 West 77th Street, Hialeah, Florida and 2200 West 77th Street, Hialeah, Florida with adjacent parking. The rent was reduced to $100,000 per annum for the 12 months from April 1, 1996 to March 31, 1997 with this reduction extended for an additional one-year period to March 31, 1998.

(2) Right to terminate after April 1, 1999 with four months notice and cancellation fee of six months rent.

(3) Owner is Lytton Crossley, President and director of Lytton, recently acquired by the Company, and husband of the Selling Shareholder. See "Business - Recent Acquisition," "Certain Relationships and Related Transactions" and "Selling Shareholder."

     In July, 1994, Techdyne (Scotland) purchased the 27,000 square foot facility it had been leasing in Livingston, Scotland. The purchase was accomplished for approximately $730,000 with a 15-year mortgage which has a U.S. dollar equivalency of approximately $588,000 and $622,000 at June 30, 1997 and December 31, 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 to "Notes to Consolidated Condensed Financial Statements" of the Company's Forms 10-Q incorporated herein by reference. This facility was recently expanded by 3,500 square feet. See "Business - Foreign Operations" above.

     The Company maintains state-of-the-art manufacturing, quality control testing and packaging equipment at all of its other facilities in Florida, Texas, Ohio and Scotland.

     The Company believes that its equipment and facilities are adequate for its current operations.


Litigation

     The Company is not involved in or subject to any material claims or litigation.

                                 MANAGEMENT

Directors and Officers

     The officers and directors of the Company are as follows:

                                                          Position
     Name                 Age  Position with the Company  Held Since
     ----                 ---  -------------------------  ----------

     Thomas K. Langbein   51   Chairman of the Board and     1982
                               Chief Executive Officer       1990

     Barry Pardon         46   President                     1991
                               and Director                  1990

     Joseph Verga         46   Senior Vice President,        1988
                               Secretary and Director,       1983
                               Treasurer                     1985

     Daniel R. Ouzts      50   Vice President - Finance      1986
                               Controller

     Peter D. Fischbein   58   Director                      1984

     Anthony C. D'Amore   66   Director                      1984

     Thomas K. Langbein was financial consultant to the Parent until 1980, when he became Chairman of the Board of Directors, Chief Executive Officer and President of the Parent. Mr. Langbein is also an officer and director of most of the Parent's subsidiaries. He is Chairman of the Board and Chief Executive Officer of DCA, another public subsidiary of the Parent. Mr. Langbein was Chairman of the Board of Directors of the Company in 1985, formerly having been Vice President and Treasurer. He has been a director of the Company since it was acquired by its Parent in 1982. Peter D. Fischbein was appointed Chairman of the Board in 1990 until 1991, when
Mr. Langbein reassumed that position. In 1990, Mr. Langbein was appointed as President and Chief Executive Officer and Mr. Langbein relinquished the Presidency to Barry Pardon in November, 1991. Mr. Langbein is also a Director of Techdyne (Scotland). In 1971, Mr. Langbein organized and currently is the President, sole director and owner of Todd, a broker-dealer registered with the Commission and the NASD. Mr. Langbein devotes most of his time to the affairs of the Company, the Parent and DCA. See "Certain Relationships and Related Transactions" of the Company's Informa-tion Statement relating to the Annual Meeting of Shareholders held on Wednesday, June 11, 1997, incorporated herein by reference.

     Barry Pardon joined the Company in November, 1980 as national sales manager and initiated the independent manufacturer representatives sales force. Mr. Pardon became Vice President of Marketing in 1981, and was appointed Executive Vice President (Marketing) in 1988, and was appointed President in November, 1991. Mr. Pardon is a director of Techdyne (Scotland).

     Joseph Verga joined the Company in 1979 as purchasing agent. In 1980, he became production control manager and Vice President, in 1981 the opera-tions manager, and in 1983 was elected a director and appointed Secretary of the Company. In 1985 he was appointed Treasurer and in 1988 was made Senior Vice President of Operations.

     Daniel R. Ouzts joined the Parent in 1980 as Controller of its plasma division, and in 1983 became Controller of the Parent. He became Vice President of Finance of the Company and the Parent in 1986. He has been the controller of DCA since 1983, and was appointed as Vice-President and Treasurer of that company in June, 1996. Mr. Ouzts is a certified public accountant. See "Certain Relationships and Related Transactions" of the Company's Information Statement relating to the Annual Meeting of Share-holders held on Wednesday, June 11, 1997, incorporated herein by reference.

     Peter D. Fischbein is an attorney who has from time to time represented the Company, the Parent, Viragen, Inc. ("Viragen"), formerly a public subsidiary of the Parent that was spun-off in 1986, and Todd. Mr.
Fischbein is a director of Viragen (since 1981) and the Parent (since
1984). He was Chairman of the Board of the Company from April, 1990 to November, 1991. Mr. Fischbein is a general partner of several real estate limited partnerships. See "Certain Relationships and Related Transactions" of the Company's Information Statement relating to the Annual Meeting of Shareholders held on Wednesday, June 11, 1997, incorpo-rated herein by reference.

     Anthony C. D'Amore is a director of the Parent and is registered as a part-time account executive with Todd, but has not been active in the brokerage business for many years. Mr. D'Amore was the owner of an insurance agency, the A.C. D'Amore Agency, Inc., which he sold in 1992, and from whom the Company, the Parent and their subsidiaries purchase much of their insurance at rates competitive with unaffiliated parties.
Mr. D'Amore continues to receive commissions with respect to insurance placed with the Company and the Parent. See "Certain Relationships and Related Transactions" of the Company's Information Statement relating to the Annual Meeting of Shareholders held on Wednesday, June 11, 1997, incorpo-rated herein by reference.

     The term of office for directors and officers of the Company is one year. The Board has a stock option committee consisting of Messrs. Langbein, Fischbein and Verga and has an audit committee consisting of Messrs. Fischbein and D'Amore who are also on the audit committee of the Parent. The audit committee meets at least quarterly. It is responsible for recommending independent auditors to serve the Company, reviewing the independent accountant's reports, the services and results of audit of such accounts, and reviewing the scope, results and adequacy of the internal control procedures. No director or other participant in this program has received any compensation for acting as such. There is no family relationship between any of the officers and directors of the Company.


            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Information on certain relationships and related transactions is included under the caption "Certain Relationships and Related Transactions" of the Company's Information Statement relating to the Annual Meeting of Shareholders held on Wednesday, June 11, 1997, which is incorporated herein by reference.

     Updating "Certain Relationships and Related Transactions" involves in-cluding matters relating to the acquisition of Lytton. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business - Recent Acquisition." The President of Lytton is Lytton Crossley, who had borrowed an aggregate of approximately $155,000 from Lytton which was repaid on July 31, 1997, the date of the Lytton acquisi-tion by the Company, utilizing a portion of the cash proceeds paid to his wife, the sole shareholder of Lytton and the Selling Shareholder in this Prospectus. See "Selling Shareholder."

     On September 16, 1996, Lytton sold its offices and operating facility to Stanley Avenue Properties, Ltd., a limited liability company whose membership includes Lytton's President, Mr. Crossley and his wife, the Selling Shareholder. Stanley Avenue Properties, Ltd. acquired the facili-ties in exchange for a note receivable to Lytton for $147,000 and the assumption of two mortgage notes payable for a total sales price of $1,200,152. Lytton recognized a gain on the sale of the property and equipment in the amount of approximately $14,400, which is reflected in the revenues section of the current year's financial results. The note receivable from Stanley Avenue Properties, Ltd. of approximately $139,000 was also repaid on July 31, 1997 upon the Company's acquisition of Lytton.

     Stanley Avenue Properties, Ltd. leased the property to Lytton. In connection with the acquisition of Lytton by the Company, the lease was renegotiated. The lease is now a five year lease with monthly lease payments of approximately $17,900 for the first year, adjusted in subse-quent years for the change in the Consumers Price Index ("CPI"), and contains two renewal options each for five years of the then fair market resale value. See "Business - Property."

     During 1995, pursuant to a redemption agreement, Lytton purchased 249 shares of treasury stock from its former parent, Electrolert, Inc. ("Electrolert"), as well as from certain other minority stockholders. Consideration included cash, assignment of an account receivable and provisions for contingent payment upon sale of Lytton to a third party. This contingent payment resulted in Electrolert receiving $1,150,000 from the proceeds of the Company's acquisition of Lytton, releasing Lytton from any further liability to its former parent under the redemption agreement. See Notes G, J, K and M to "Notes to Financial Statements" of the Company's Form 8-K incorporated herein by reference.


                          SELLING SHAREHOLDER

     Patricia Crossley, the former sole shareholder of Lytton, which corpora-tion the Company acquired on July 31, 1997, is the only Selling Shareholder offering the Shares included in this Prospectus. See "Business - Recent Acquisition." As part of the consideration for the sale of Lytton, the Selling Shareholder obtained 300,000 shares of Common Stock of the Company. The Shares obtained by the Selling Shareholder represent approximately 6.5% of the outstanding Common Stock.

     The Selling Shareholder is aware of Regulation M recently adopted to replace, in part, Rule 10b-6 of the Exchange Act, which prohibits persons engaged in a distribution of securities from bidding or for purchasing the securities that are being distributed, until they have completed their distribution. One of the purposes of Regulation M is to protect persons with a financial interest in a distribution from affecting the integrity of the independent pricing mechanisms of the market for the securities that are in distribution.

     Distribution is defined broadly distinguishing the concept from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods. The definition applies to "shelf offerings" of securities as is the case with secondary offerings by selling shareholders from time to time in the open market at current market prices. Whether sales by the Selling Shareholder are deemed to be a distribution under Regulation M depends on, among other factors, the amount of securities registered, the public float, the trading volume and the presence of any special selling effort. If it is determined that a distribution exists, the bidding for and the purchasing prohibitions of Regulation M will apply to those securities being distributed by those persons participating in the distribution.

     The Selling Shareholder may be deemed to be engaged in a distribution from the time she determines to proceed with the shelf-registered offering. Since there may be extended periods during which there are no selling efforts under an effective shelf-registered offering, the Commission believes it is unnecessary to subject issuers, broker-dealers, the selling shareholder and other persons who may be deemed participating, to the strict prohibitions of bidding for, purchasing or inducing others to purchase the securities subject to the distribution throughout the life of the shelf registration.

     Nothing herein is deemed a determination as to whether this self-regis-tered offering by the Selling Shareholder is a distribution, whether such Selling Shareholder may be deemed an underwriter, whether for Registration M purposes, or otherwise, at what point the prohibition against bidding for or purchasing the securities commences or relaxes, or whether the Selling Shareholder's market activities are to create actual or apparent trading to artificially affect the independent market forces or prices of the Company's securities and are therefore otherwise manipulative.


                         DESCRIPTION OF SECURITIES

General

     The Company has an authorized capital of 10,000,000 shares of Common Stock, $.01 par value, of which 4,635,167 shares are currently outstanding. The issued and outstanding shares of Common Stock are fully paid and non-assessable.

     Holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders and do not have cumulative voting rights in the election of directors. Since cumulative voting is not allowed, the Parent, which owns approximately 59% (70% including the Common Stock underlying the Techdyne Note) of the outstanding shares, can elect all the directors, and the holders of less than a majority of the shares can independently elect none of the directors. The Parent will still continue to control the Company. See Risk Factor No. 1 under "Risk Factors Relating to the Securities and the Offering."

     Holders of Common Stock are entitled to share pro rata in such dividends as may be declared by the board of directors out of funds legally available. See "Dividend Policy." On any dissolution, liquida-tion or winding-up of the Company, the holders of Common Stock will be entitled to share pro rata in all distributions made after the payment of or provision for the payment of all debts and prior claims. There are no preemptive rights or conversion privileges applicable to the Common Stock.

     Continental Stock Transfer & Trust Company, New York, New York, serves as transfer agent for the Common Stock and as Warrant agent for the Warrants.


                    SHARES ELIGIBLE FOR FUTURE SALES

     The Company has 4,635,167 shares of Common Stock outstanding. Of the Parent's ownership of the Company, 2,727,797 shares of Common Stock (approx-imately 59% of the outstanding shares or approximately 70% upon inclusion of the Techdyne Note) are available for sale without compliance with the registration requirements of the Securities Act under certain circumstances and upon satisfaction of the conditions of Rule 144, except the one-year holding period. See Risk Factor Nos. 1 and 5 under "Risk Factors Relating to the Securities and the Offering." The officers and directors of the Company beneficially own approximately 11% of the Common Stock (directly or shares underlying their options and Warrants) and the Selling Shareholder owns approximately 6.5% of the shares. See "Selling Shareholder." The Techdyne Note provides the Parent an option to immediately convert the Techdyne Note into approximately 1,787,400 shares of Common Stock (approxi-mately 39% of the currently outstanding shares). The Parent is an affiliate of the Company. This means such shares may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

     In general, under Rule 144 as currently in effect, a person, including an "affiliate" of the Company (which term includes the Parent and executive officers and directors of the Company) as defined under the Securities Act is someone who controls the issuer, who has beneficially owned restricted securities for at least one year, and an affiliate holding freely tradable stock, as does the Parent, is entitled to sell (together with any person with whom such individual is required to aggregate sales), within any three-month period, a number of shares which does not exceed the greater of 1% of the total number of outstanding shares of the same class, or if the Common Stock is trading on Nasdaq or a national stock exchange, the average weekly trading volume of the shares during the four calendar weeks preceding the sale. This means that the Parent could immediately sell at least 46,352 shares of Common Stock every three months under Rule 144. Control is defined in the Securities Act to mean possession of the power to direct or cause the direction of the management and policies of a person, including, but not limited to, effectuation of such influence through the ownership of voting securities.

     A substantial amount of the 5,107,364 shares of Common Stock bene-ficially owned by the Parent (which includes the 1,787,400 shares under-lying the Techdyne Note) and the officers and directors of the Company and its subsidiaries (which ownership includes 570,500 shares underlying their options and Warrants) are freely tradable, except affiliates of the Company (as defined as control persons under the Securities Act and Rule 144 of that Act) are entitled to sell their shares absent a registration statement only in accordance with the conditions of Rule 144 except with respect to the one-year holding period applicable to restricted securities. Rule 144 entitles such affiliates to sell in any three-month period, a number of shares, which does not exceed the greater of 1% of the total number of shares of Common Stock outstanding, or if the Common Stock is trading on Nasdaq, which it is, or a national stock exchange, the average weekly trading volume of the shares during the four calendar weeks preceding the sale. This means that the Parent and the officers and directors of the Company and its subsidiaries could each sell at least 46,352 shares of Common Stock every three-month period, so long as none of such persons are acting in concert, which means they do not have any agreement or arrangement as to how they will sell their shares of Common Stock. Sales under Rule 144 are also subject to satisfaction of certain additional conditions, including the names and method of sale, notice and the availability of current public information about the Company.

     Any sales under Rule 144 would be in addition to the 300,000 shares of Common Stock being offered under this Prospectus. Sales of substantial amounts of shares of Common Stock in the public market under Rule 144 and/or pursuant to this Prospectus or otherwise, could adversely affect the prevailing market price of the Common Stock. See Risk Factor Nos. 4 and 5 under "Risk Factors Relating to the Securities and the Offering."


                        PLAN OF DISTRIBUTION

     The Shares held by the Selling Shareholder are being offered for sale by the Selling Shareholder from time to time in the over-the-counter market through the usual brokerage channels and in transactions at the then pre-vailing market prices, or at private sale or otherwise at negotiated prices related to the prevailing market prices at the time of offer or sale or by a combination of such methods. See "Market for the Company's Securities" and "Selling Shareholder." The Selling Shareholder and any broker-dealer acting on her behalf may be deemed an underwriter within the meaning of the Securities Act and any commissions received or profits realized by them may be deemed underwriting commissions. The Company will receive none of the proceeds from the sale of the securities by the Selling Shareholder. See "Use of Proceeds." There is no assurance that Selling Shareholder will sell any of the Shares. If the Shares are not sold by July 30, 1998, the Company's guarantee as to the proceeds realized upon the sale of the Shares becomes null and void. See "Business - Recent Acquisition" and "Manage-ment's Discussion and Analysis of Financial Condition and Results of Operations."

     The Selling Shareholder has agreed with the Company that any Shares to be offered by her to the public from time to time will be offered and sold in compliance with the Securities Act and the Exchange Act. The Selling Shareholder has agreed that she will not pay, directly or indirectly, to any person any compensation for soliciting another to purchase any Shares, except for sales in ordinary brokerage transactions in which the broker is paid no more than the usual and customary commission for such transaction.

     One or more supplements to the Prospectus will be filed under the Securities Act to describe any material arrangement or modification in the sale or resale of the Shares.

                             LEGAL MATTERS

     The validity of the Shares will be passed upon by Lawrence E. Jaffe, Esq., 777 Terrace Avenue, Hasbrouck Heights, New Jersey. Mr. Jaffe is counsel to the Company and counsel and Secretary to its Parent and devotes a significant amount of his time and receives a substantial portion of his fees for services rendered to the Parent and to a lesser degree the Company, primarily in corporate and securities matters. Fees paid to Mr. Jaffe by the Company and the Parent for 1996 totaled approximately $32,000 and $107,000, respectively. Mr. Jaffe maintains his principal office at the premises that the Parent utilizes for its New Jersey executive offices.
He owns options for 50,000 shares of Common Stock ranging in exercise prices of $1.00 to $3.25 per share.


                              EXPERTS

     The consolidated financial statements of the Company at December 31, 1996 and for each of the three years in the period ended December 31, 1996 incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


            INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     The certificate of incorporation and by-laws of the Company provide that the Company shall indemnify to the fullest extent permitted by Florida law any person whom it may indemnify thereunder, including directors, officers, employees and agents of the Company. Such indemnification (other than as ordered by a court) shall be made by the Company only upon a deter-mination that indemnification is proper under the circumstances because the individual met the applicable standard of conduct. Advances for such indemnification may be made pending such determination. Such determination shall be made by a majority vote of a quorum consisting of disinterested directors, or by independent legal counsel or by the shareholders. In addition, the certificate of incorporation provides for the elimination, to the extent permitted by Florida law, of personal liability of directors to the Company and its shareholders for monetary damages for breach of fiduciary duty as directors.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, there-fore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses, incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indem-nification by it is against public policy as expressed in the Securities
Act and will be governed by the final adjudication of such issue.

             PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. 	Other Expenses of Issuance and Distribution

     The following is a schedule of estimated expenses to be incurred by the Registrant in connection with the issuance and distribution of the Common Stock being registered hereby, other than commissions that might be payable by the Selling Shareholder to any broker or dealer that she might use to sell her Common Stock. See the Prospectus under the caption
"Selling Shareholder." The Selling Shareholder has no obligation for the expenses of this offering; provided, however, that the Company is not responsible for any counsel fees for counsel retained by the Selling Shareholder nor any selling commissions incurred by the Selling Shareholder for her Common Stock, which such selling commissions and related expenses shall be the sole responsibility of the Selling Shareholder.

     Registration Fee                 $   319
     Printing and Engraving*            1,000
     Accounting Fees*                   5,000
     Legal Fees and Expenses*          20,000
     Miscellaneous*                       681
     -----------------------          -------
     Total                            $27,000*

---------------
*Estimated


Item 15.	Indemnification of Directors and Officers

     Reference is made to Part II, "Information Not Required In Prospectus,"
Item 24, "Indemnification of Directors and Officers," and the last two paragraphs of Item 28, "Undertakings" of the Company's Registration Statement on Form SB-2, Registration No. 33-94998-A, filed July 26, 1995 and declared effective September 13, 1995 ("Form SB-2 Registration") and
Item 17 below with regard to indemnification of directors and officers and the Commission's position relating thereto.

     Section 607.014 of the Florida General Corporation Act provides for the indemnification of officers and directors under certain terms and conditions.

     The Certificate of Incorporation of the Registrant further provides in
Article VIII, "Powers of Directors:"

     "The business of the Corporation shall be managed and its corporate powers shall be exercised by its Board of Directors. The Board of Directors shall have the power, without shareholder action, to exercise all of the corporate power to which the Corporation is entitled under Florida law including but not limited to

     1. The power to cause the Corporation to indemnify each director and officer of the Corporation against all or any portion of any expenses reasonably incurred by such director or officer in connection or arising out of any action, suit or proceeding in which such officer and director may be involved by reason of his or her being or having been an officer or director of the Corporation (whether or not he or she continues to be an officer or director at the time of incurring such expenses) to the extent permitted by the laws of the State of Florida."

Item 16.	Exhibits

      4(a)  Form of Common Stock Certificate*

      5     Opinion of Lawrence E. Jaffe, Esq. (including consent)

     23(a)  Consent of Ernst & Young LLP (included on page II-5)

       (b) Consent of Lawrence E. Jaffe, Esq. (included in his opinion of counsel filed as Exhibit 5)

     24     Power of Attorney (included on page II-4)

---------------
*	Incorporated by reference to the Company's Form SB-2 Registration, Part
  II, Item 27.


Item 17.	Undertakings

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorpo-rated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that such a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate juris-diction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudica-tion of such issue.

                              SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Hialeah, State of Florida on this 29th day of October, 1997.

                                   TECHDYNE,INC.

                                   By:  /s/ Thomas K. Langbein
                                      ----------------------------------
                                      Thomas K. Langbein
                                      Chairman of the Board of Directors

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     We, the undersigned officers and directors of TECHDYNE, INC. hereby severally constitute and appoint Thomas K. Langbein and Barry Pardon and each of them (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and all documents relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Signature                   Title                  Date
        ---------                   -----                  ----

  /s/ Thomas K. Langbein     Chairman of the Board    October 29, 1997
-------------------------    of Directors
  Thomas K. Langbein

  /s/ Barry Pardon           President and Director   October 29, 1997
-------------------------
  Barry Pardon

  /s/ Joseph Verga           Senior Vice-President    October 29, 1997
-------------------------    Secretary, Treasurer
  Joseph Verga               and Director

  /s/ Daniel R. Ouzts        Vice-President and       October 29, 1997
-------------------------    Controller
  Daniel R. Ouzts

  /s/ Anthony C. D'Amore     Director                 October 29, 1997
-------------------------
  Anthony C. D'Amore

  /s/ Peter D. Fischbein     Director                 October 29, 1997
-------------------------
  Peter D. Fischbein